HellerEhrman

7 January 2004


SEC MAIL PROCESSING
RECEIVED
JAN 29 2004
WASH. D.C.
SECTION

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main 852.2292.2000
Fax 852.2292.2200

21441.0001

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

04012512

SUPPL

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Ladies and Gentlemen:

SEC FILE NO. 82-4031

Re: Pacific Andes International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Pacific Andes International Holdings Limited (the "Company"), SEC File No. 82-4031, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement of interim results, dated December 18, 2003, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on December 18, 2003; and

(2) The Company's interim report for the six months ended September 30, 2003, dated December 17, 2003;

(3) The Company's announcement of unaudited results of Pacific Andes (Holdings) Limited, a subsidiary of Pacific Andes International Holdings Limited, for the second quarter and first half year ended September 30, 2003, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on November 24, 2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Pacific Andes International Holdings Limited

H:\Dlai\ADR\21441\0001\33sec.doc


SEC MAIL PROCESSING
RECEIVED
JAN 2 9 2004
WASH. D.C.
155
SECTION



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT

For the six months ended 30 September 2003

UNAUDITED INTERIM RESULTS

The directors of Pacific Andes International Holdings Limited (the "Company") are pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2003 together with the unaudited comparative figures for the corresponding period in 2002 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 September 2003

	Notes	**Six months ended**	
		30.9.2003	30.9.2002
		HK$'000	HK$'000
		(unaudited)	(unaudited)
Turnover	*3*	**1,695,213**	1,453,105
Cost of sales		**(1,497,710)**	(1,279,000)
Gross profit		**197,503**	174,105
Other operating income		**9,378**	6,847
Selling and distribution expenses		**(42,348)**	(31,067)
Administrative expenses		**(63,310)**	(55,333)
Profit form operations	*4*	**101,223**	94,552
Interest expenses		**(35,359)**	(39,553)
		65,864	54,999
Share of results of associates		**94**	141
Profit before taxation		**65,958**	55,140
Taxation	*5*	**(2,865)**	(1,821)
Profit before minority interests		**63,093**	53,319
Minority interests		**(14,235)**	(12,244)
Net profit for the period		**48,858**	41,075
Dividend	*6*	**–**	–
Earnings per share	*7*		
Basic		**6.8 cents**	6.1 cents
Diluted		**6.5 cents**	5.9 cents

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 September 2003

	Notes	30.9.2003 HK$'000 (unaudited)	31.3.2003 HK$'000 (audited)
NON CURRENT ASSETS			
Property, plant and equipment	8	**331,822**	310,415
Investment properties		**55,930**	55,930
Goodwill	9	**17,314**	-
Negative goodwill		**(2,944)**	(2,549)
Interests in associates		**1,829**	435
Investment in securities		**45,587**	27,767
		449,538	391,998
CURRENT ASSETS			
Inventories		**660,407**	685,168
Trade and other receivables	10	**691,552**	731,143
Trade receivables with insurance coverage	11	**217,659**	204,828
Advances to suppliers		**17,719**	5,115
Amount due from associates		**7,331**	5,113
Trade receivables from an associate		**29,586**	137,309
Tax recoverable		**933**	1,494
Pledged deposits		**12,169**	11,167
Bank balances and cash		**251,837**	210,434
		1,889,193	1,991,771
CURRENT LIABILITIES			
Trade and other payables	12	**175,949**	372,146
Discounting advances drawn on trade receivables with insurance coverage		**147,037**	178,597
Taxation		**3,410**	2,461
Bank borrowings	13	**745,884**	704,200
		1,072,280	1,257,404
NET CURRENT ASSETS		**816,913**	734,367
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,266,451**	1,126,365
NON CURRENT LIABILITY			
Bank borrowings	13	**66,716**	70,499
MINORITY INTERESTS		**344,192**	268,616
DEFERRED TAXATION		**16,446**	15,992
NET ASSETS		**839,097**	771,258
CAPITAL AND RESERVES			
Share capital	14	**72,610**	71,089
Share premium and reserves		**766,487**	700,169
SHAREHOLDERS' FUNDS		**839,097**	771,258

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 September 2003

	Share capital HK$'000	Share premium HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Goodwill reserve HK$'000	Special reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 April 2002									
– as originally stated	65,691	281,390	(7,462)	28,162	(109,611)	9,800	–	425,209	693,179
– prior period adjustment	–	–	–	(7,363)	(5,458)	–	–	(108)	(12,929)
– as restated	65,691	281,390	(7,462)	20,799	(115,069)	9,800	–	425,101	680,250
Share issued at a premium	5,010	11,703	–	–	–	–	–	–	16,713
Net revaluation increase not recognised in the income statement	–	–	494	–	–	–	–	–	494
Net profit for the period	–	–	–	–	–	–	–	41,075	41,075
At 30 September 2002	70,701	293,093	(6,968)	20,799	(115,069)	9,800	–	466,176	738,532
At 1 April 2003									
– as originally stated	71,089	296,061	(3,756)	26,698	(109,611)	9,800	2,539	491,280	784,100
– prior period adjustment	–	–	–	(7,639)	(5,458)	–	–	255	(12,842)
– as restated	71,089	296,061	(3,756)	19,059	(115,069)	9,800	2,539	491,535	771,258
Share issued at a premium	1,521	11,503	–	–	–	–	–	–	13,024
Net revaluation increase not recognised in the income statement	–	–	8,820	–	–	–	–	–	8,820
Deferred tax liability attributable to change in tax rate	–	–	-	(393)	–	–	–	–	(393)
Goodwill reserve realised on deemed disposal of interest in a non-wholly owned subsidiary	–	–	–	–	(2,470)	–	–	–	(2,470)
Net profit for the period	–	–	–	–	–	–	–	48,858	48,858
At 30 September 2003	72,610	307,564	5,064	18,666	(117,539)	9,800	2,539	540,393	839,097

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 September 2003

	Six months ended	
	30.9.2003	30.9.2002
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Net cash (used in) from operating activities	**(52,208)**	293,511
Net cash used in investing activities	**(61,255)**	(5,360)
Net cash from (used in) financing	**162,479**	(308,781)
Net increase (decrease) in cash and cash equivalents	**49,016**	(20,630)
Cash and cash equivalents at beginning of the period	**193,680**	83,900
Cash and cash equivalents at end of the period	**242,696**	63,270
Represented by:		
Bank balances and cash	**251,837**	65,610
Bank overdrafts	**(9,141)**	(2,340)
	242,696	63,270

Notes:

1. **Basis of Preparation**

The unaudited condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants, and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. **Principal Accounting Policies**

The unaudited condensed consolidated financial statements have been prepared under the historical cost convention, as modified for the revaluation of land and buildings, investment properties and certain investments in securities.

The accounting policies adopted are consistent with those adopted in the preparation of the Group's annual financial statements for the year ended 31 March 2003, except as described below.

In the current period, the Group has adopted SSAP 12 (Revised) "Income Taxes". The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts have been restated accordingly.

As a result of this change in policy, the opening balance on retained profits at 1 April 2003 has been increased by HK$255,000 (1 April 2002: decreased by HK$108,000). The balances on the Group's goodwill reserve and asset revaluation reserve at 1 April 2003 have been decreased by HK$5,458,000 and HK$7,639,000 respectively (1 April 2002: decreased by HK$5,458,000 and HK$7,363,000 respectively). The profit for the six months ended 30 September 2003 have been decreased by HK$61,000 (six months ended 30 September 2002: HK$Nil). The asset revaluation reserve at 30 September 2003 has been decreased by HK$393,000 (six months ended 30 September 2002: HK$Nil).

3. Turnover and Segment Information

The turnover and segment results of the Group for the six months ended 30 September 2003, analysed by principal activity and geographical market are as follows:

Business Segment

For management purposes, the Group is currently organised into four operating divisions – frozen fish, fillets and portions, shipping services and vegetables. These divisions are the basis on which the Group reports its primary segment information.

For the six months ended 30 September 2003

	Frozen fish HK$'000 (unaudited)	Fillets and portions HK$'000 (unaudited)	Shipping services HK$'000 (unaudited)	Vegetables HK$'000 (unaudited)	Total HK$'000 (unaudited)
TURNOVER					
External sales *(Note)*	**871,241**	**800,402**	**6,970**	**16,600**	**1,695,213**
RESULT					
Segment result	**69,395**	**84,243**	**(93)**	**1,610**	**155,155**
Unallocated corporate expenses					**(53,932)**
Profit from operations					**101,223**
Interest expenses					**(35,359)**
Share of results of associates	–	**94**	–	–	**94**
Profit before taxation					**65,958**
Taxation					**(2,865)**
Profit before minority interests					**63,093**

For the six months ended 30 September 2002

	Frozen fish HK$'000 (unaudited)	Fillets and portions HK$'000 (unaudited)	Shipping services HK$'000 (unaudited)	Vegetables HK$'000 (unaudited)	Total HK$'000 (unaudited)
TURNOVER					
External sales *(Note)*	758,378	678,015	3,988	12,724	1,453,105
RESULT					
Segment result	68,239	70,563	157	4,080	143,039
Unallocated corporate expenses					(48,487)
Profit from operations					94,552
Interest expenses					(39,553)
Share of results of associates	–	141	–	–	141
Profit before taxation					55,140
Taxation					(1,821)
Profit before minority interests					53,319

Note: There is no inter-segment sales between different business segments for the six months ended 30 September 2003 and 30 September 2002.

Geographical Segment

The Group's operations are located in the People's Republic of China (the "PRC"), North America, Western Europe and Japan.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	Six months ended	
	30.9.2003	30.9.2002
	HK$'000	HK$'000
	(unaudited)	(unaudited)
PRC	**807,813**	645,056
North America	**419,325**	415,579
Western Europe	**367,294**	291,743
Japan	**76,529**	83,525
Others	**24,252**	17,202
	1,695,213	1,453,105

4. **Profit from Operations**

Profit from operations has been arrived at after charging (crediting):

	Six months ended	
	30.9.2003	30.9.2002
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Depreciation	**11,728**	15,923
Gain on deemed disposal of interest in a non-wholly owned subsidiary	**(377)**	–

5. **Taxation**

	Six months ended	
	30.9.2003	30.9.2002
	HK$'000	HK$'000
	(unaudited)	(unaudited)
The charge comprises:		
Current tax		
Hong Kong	**2,694**	1,821
Other jurisdictions	**110**	–
	2,804	1,821
Deferred tax		
Attributable to change in tax rate in Hong Kong	**61**	–
	2,865	1,821

Hong Kong Profits Tax is calculated at 17.5% (six months ended 30.9.2002: 16%) of the estimated assessable profit for the year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

A substantial portion of the Group's profit neither arose in, nor is derived from Hong Kong and accordingly it is not subject to Hong Kong Profits Tax.

6. Dividend

The directors do not recommend the payment of an interim dividend for the six months ended 30 September 2003 (2002: HK$Nil).

On 8 October 2003, a dividend of HK4.5 cents (2002: HK4.0 cents) was paid to shareholders as the final dividend for the year ended 31 March 2003.

7. Earnings per Share

The calculation of basic and diluted earnings per share is based on the following data:

	Six months ended	
	30.9.2003	30.9.2002
	HK$'000	HK$'000
	(unaudited)	(unaudited)
Earnings for the purposes of basic and diluted earnings per share	**48,858**	41,075
Weighted average number of ordinary shares for the purposes of basic earnings per share	**713,888,351**	677,730,403
Effect of dilutive potential ordinary shares in respect of:		
Share options	**3,207,942**	19,246,833
Warrants	**34,016,987**	–
	751,113,280	696,977,236

8. Movements in property, plant and equipment

During the period, the Group spent HK$15,075,000 on the acquisition of plant and equipment and incurred HK$11,213,000 for construction in progress in order to facilitate its processing capabilities.

9. Goodwill

During the period, the Group spent HK$21,340,000 on the acquisition of a seafood processing and distribution business. The amount of goodwill arising as a result of the acquisition was HK$17,314,000.

10. Trade and other receivables

Included in trade and other receivables are trade receivables of HK$391,647,000 (31.3.2003: HK$498,829,000) and bills receivables of HK$89,705,000 (31.3.2003: HK$55,617,000). The Group maintains a defined credit policy. For sales of goods, the Group allows an average credit period of 30 days to 120 days to its trade customers.

The aging analysis of trade receivables and bills receivables at the balance sheet date is as follows:

	30.9.2003	31.3.2003
	HK$'000	HK$'000
	(unaudited)	(audited)
Less than 30 days	**237,139**	492,717
31–60 days	**125,144**	39,195
61–90 days	**38,730**	12,480
91–120 days	**51,472**	8,722
Over 120 days	**28,867**	1,332
	481,352	554,446

11. Trade receivables with insurance coverage

Included in the trade receivables with insurance coverage are discounted trade receivables of HK$142,699,000 (31.3.2003: HK$145,451,000) which have been discounted to certain banks under the receivables discounting advance facilities.

The aging analysis of trade receivables with insurance coverage at the balance sheet date is as follows:

	30.9.2003 **HK$'000** **(unaudited)**	31.3.2003 HK$'000 (audited)
Less than 30 days	**117,517**	108,118
31–60 days	**37,583**	83,282
61–90 days	**60,890**	8,729
91–120 days	**889**	3,920
Over 120 days	**780**	779
	217,659	204,828

12. Trade and other payables

Included in trade and other payables are trade payables of HK$98,030,000 (31.3.2003: HK$312,470,000). The aging analysis of trade payables at the balance sheet is as follows:

	30.9.2003 **HK$'000** **(unaudited)**	31.3.2003 HK$'000 (audited)
Less than 30 days	**69,564**	122,295
31–60 days	**3,852**	110,209
61–90 days	**15,915**	60,515
Over 90 days	**8,699**	19,451
	98,030	312,470

Included in trade and other payables are advances from third parties of HK$42,961,000 (31.3.2003: HK$ Nil) which bear interest at prevailing market rate and secured by inventories of HK$57,675,000 (31.3.2003: HK$ Nil).

13. Bank Borrowings

The borrowings bear interest at market rates. During the period, the Group obtained approximately HK$406,600,000 new banking facilities. The banking facilities were obtained to finance the working capital of the Group and acquisition of the seafood processing and distribution business.

14. Share capital

During the period, 1,000,000 share options were exercised by the holders to subscribe for 1,000,000 ordinary shares in the Company at an exercise price of HK$0.944 per share. Besides, 14,212,348 warrants were exercised to subscribe for 14,212,348 ordinary shares in the Company at a subscription price of HK$0.85 per share.

15. Capital commitments

At 30 September 2003, the Group had capital expenditure in respect of the acquisition of property, plant and equipment and a land use right located at Qingdao in the Mainland China contracted for but not provided in the financial statements amounted to HK$4,019,000 (31.3.2003: HK$8,469,000).

16. Contingent liabilities

At 30 September 2003, the Group had contingent liabilities in respect of bills discounted with recourse of approximately HK$388,815,000 (31.3.2003: HK$420,900,000).

17. Pledge of assets

At 30 September 2003, the Group has pledged land and buildings and investment properties with aggregate carrying values of approximately HK$160,380,000 (31.3.2003: HK$161,747,000) and HK$18,300,000 (31.3.2003: HK$18,300,000) respectively, as collateral for mortgage loans granted to the Group by certain banks.

In addition to trade receivables with insurance coverage of HK$4,574,000 (31.3.2003: HK$6,980,000) mentioned in note 11 above, inventories of HK$248,377,000 (31.3.2003: HK$338,691,000) were also pledged as security for the revolving inventory financing facilities obtained from banks and as security for advances from third parties.

In addition, shares of certain subsidiaries were pledged as securities for revolving inventory financing facilities obtained from banks.

18. Related party transaction

(a) During the period, the Group entered into following significant transactions with an associate of the Group.

	30.9.2003 **HK$'000** **(unaudited)**	30.9.2002 HK$'000 (unaudited)
Sales of frozen seafood *(note i)*	**153,719**	168,658
Administrative income *(note ii)*	**3,467**	6,000

Notes:

(i) Sales and purchases of frozen seafood were carried out at market price or, where no market price was available, at cost plus a percentage profit mark-up

(ii) Administrative income was charged to an associate on a cost allocation basis.

(b) The associate also provides inventories and trade receivables as part of the security to a bank to secure the banking facilities of HK$39,000,000 (31.3.2003: HK$39,000,000) granted to the Group. No facilities were utilised by the Group at 30 September 2003 and 31 March 2003. Including in the discounting advances drawn on trade receivables with insurance coverage is an amount of HK$18,608,000 (31.3.2003: HK$47,691,000) which were drawn from discounting trade receivables with insurance coverage of an associate of HK$20,676,000 (31.3.2003: HK$52,990,000).

DIVIDEND

Since 2001, the Board of Directors has declared a dividend pay-out policy of one third of net profits once every year as a final dividend. As such, the directors do not declare any interim dividend for the six months ended 30 September 2003.

BUSINESS REVIEW

Pacific Andes recorded a very solid performance in the first half of FY2004, with turnover increasing 16.7% over the corresponding period last year, to HK$1,695.0 million, and net profits rising by 18.9%, to HK$48.9 million. Earnings per share were HK6.8 cents, increasing 11.5% against last year's HK6.1 cents.

During the six months under review, the economy slowdown in United States and European Union, the outbreak of the Severe Acute Respiratory Syndrome ("SARS") and the War in Iraq, affected the confidence of consumers worldwide. Despite this, we are able to overcome. This is attributed to continual relocation of fillet and portion processing from different parts of the world to the PRC.

Sales were driven by good performances across all our existing product sectors, all of which recorded a double-digit growth. Frozen seafood consumption in the PRC continues to rise, as consumers around the country develop a more varied diet and there is improved cold storage and domestic distribution from the coastal regions to both the country's heartland, and its more isolated areas. At the same time, consumption of fillet and portions in western countries continues to increase in line with the increasing demand for light meals and convenience products.

Driven by our corporate goal for market expansion and product diversification, the Group has been looking for lucrative and potential opportunities to further expand our existing market and product range. We acquired the American leading stuffed clam producer, Matlaw's Frozen Seafood Product Line ("Matlaw"), from Frozen Specialties, Inc., through our 60%-owned US subsidiary, National Fish & Seafood, Inc. ("NFS"), in August 2003. The acquisition includes the Matlaw's brands for stuffed clam, crab and scallop products, formulae, production equipment and inventory.

OPERATIONS REVIEW

Market Analysis

The PRC remains the single largest and most significant market for the Group, recording the highest growth rate. During the review period, sales to the PRC rose 25.2%, from HK$645.1 million, to HK$807.8 million, accounting for 48% of the Group's total sales. This promising growth was mainly due to the increasing popularity of white fish in the local diet. In addition, the logistical arrangements, supported via warehouses in different locations and inland transportation, facilitated effective domestic distribution to both the country's heartland and its more isolated areas. These arrangements have been well received by our customers, allowing them to reduce their inventory holdings and enhance their cash flow. Likewise for Pacific Andes, these arrangements have not only expanded our customer base, they have allowed us to serve customers whose orders are smaller. We believe that this system will continue to generate promising returns for the Group, further increasing customers' dependence on Pacific Andes, and enhancing our penetration into this huge and promising market.

During the period under review, in a move to ensure the quality and traceability of the origins of imported foodstuff into the country, the PRC government implemented a new regulation for foodstuff imports. Under the new rule, all imported foodstuffs are required to carry labels in the Chinese language. Consequently, in compliance with this new regulation, the Group had to relabel all of its cargo. This incurred additional relabelling costs. Goods delivery to customers was also temporarily delayed. Distribution activities have now returned to normal.

Sales to Western Europe surged by 25.9%, to HK$367.3 million, during the review period. The increase resulted primarily from the increasing demand for light meals and convenience products in the EU countries. The European market accounts for 22% of the Group's total sales, consisting of a sales mix of fish fillets and portions and vegetable products.

Sales to the U.S. market increased 0.9%, to HK$419.3 million, accounting for 25% of the Group's total sales. Meanwhile, the Group continued to explore growth potential in the U.S. market via the acquisition, in August of this year, of Matlaw, a leading stuffed clam producer, with an established business foundation of 40 years in the U.S. By integrating this established business and utilizing its clientele and distribution network, Pacific Andes is looking forward to supplementing our existing frozen fish fillets and portions business in the U.S. As the acquisition of Matlaw was only completed by end of August 2003, the contribution from the Matlaw was insignificant during the review period.

The Japanese market recorded sales of HK$76.5 million, compared with last year's HK$83.5 million.

Product Analysis

Frozen fish, primarily sold in the PRC market, remained the single largest product, accounting for 51% of the Group's total sales. Owing to the increasing popularity of our frozen fish products, together with our dedicated efforts to extend our distribution network in the territory, sales of frozen fish rose 14.9%, to HK$871.2 million, during the review period.

Sales of fillets and portions increased 18.1%, to HK$800.4 million, compared to last year's HK$678.0 million. The growth primarily came from the Western Europe market, where there is a booming demand for fillets and portions. The Group has dedicated efforts to strengthen the processing capacity, increasing the number of processing factories from 18 to 20 factories, since April 2003.

Sales of vegetables continued to grow steadily, delivering a sales contribution of HK$16.6 million, which represents an increase of 30.5% on a year-on-year basis.

FINANCIAL REVIEW

The Group had centralized funding for all its operations at the Group level. This policy achieves better control of treasury operations and lower average cost of funds. The Group's major borrowings are in US Dollars and HK Dollars. Borrowings are based on LIBOR or HK Best Lending rates. As the Group's revenue is mainly in US Dollars and major payments are either in US Dollars or HK Dollars, currency risk is relatively low.

As at 30 September 2003, total borrowings of the Group amounted to HK$960 million, most of which was used for trade financing. This 23% increase is at a similar rate to the Group's turnover growth. Cash on hand amounted to HK$252 million, resulting in a net debt to equity ratio of 47%. The Group continues its policy of maintaining a prudent gearing ratio. Net debt represents interest-bearing borrowings less discounting advances drawn on trade receivables with insurance coverage and cash and deposits with financial institutions. Equity comprises shareholders' funds and minority interests.

As at 30 September 2003, the Group has pledged land and buildings and investment properties with aggregate carrying values of approximately HK$160 million and HK$18 million respectively, as collateral for property mortgage loans granted to the Group by certain banks.

Trade receivables with credit insurance coverage of HK$4.6 million and inventories of HK$248 million were pledged as security for the revolving inventory financing facilities obtained from banks.

In addition, shares of certain subsidiaries were pledged as securities for revolving inventory financing facilities from banks.

As at 30 September 2003, bills discounted with recourse were HK$389 million.

Employees and Remuneration

As at 30 September 2003, the Group had a total number of approximately 5,000 employees.

The Group recognises the importance of its employees who contribute to the business and offers remuneration packages in line with industry standards. These are subject to annual review. Bonuses may be awarded to employees based on individual performance and the Group's performance. Other staff benefits include medical allowance and mandatory provident fund. The Company and its non-wholly owned subsidiary, Pacific Andes (Holdings) Limited each has an employees' share option scheme to allow the granting of share options to selected eligible employees depending on their contribution to the company.

PROSPECTS

The PRC will continue to be our sales focus. Demand there for frozen fish and seafood products is expected to continue to grow and, therefore, the Group will continue to expand operations there, with a primary objective of profit margin enhancement and expansion of marketing activities.

Leveraging Matlaw's established fundamentals, its well-received brand names, and its nation-wide distribution network with mega supermarket chains and food distributors in the U.S., synergies will be achieved by sharing production, marketing, distribution and logistics resources. We are confident we will translate Matlaw's strengths into both sustainable profitability and an ability to offer additional new products. This will further extend Pacific Andes' reach within this market.

With growing demand from our customers for our fillets and portions, the Group will continue its endeavors to increase processing volume. Plans for the construction of the new processing plant in China have encountered some delay in obtaining land title document. However, we expect to obtain land title document in two to three months time. Once land title is approved, major construction can start immediately. It is expected that building work can be completed within twelve months.

In addition to organic growth, we will be exploring opportunities, through joint venture or acquisition, to expand our business portfolio to deep-sea fishing operations. This will enable us to more fully integrate our business operation.

In summary, we confidently see our business well positioned to deliver even better results in the second half of the year.

DIRECTORS' INTERESTS AND SHORT POSITION IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY

At 30 September 2003, the interests and short positions of the directors and chief executives and their associates in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive or any associated corporation is taken or deemed to have under such provisions of the SFO), or which were required to be entered in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by directors of listed companies, were as follows:

(i) Shares and warrants

	Number of ordinary shares				Number of underlying ordinary shares		Percentage of aggregate interests to
Name of Director	Personal interests	Family interests	Corporate interests	Other interests	held under warrants [4]	Total	total issued share capital
Ng Swee Hong	-	-	421,487,865 [1]	-	84,297,573 [1]	505,785,438	69.66%
Ng Joo Siang	-	422,000 [2]	-	-	84,400 [2]	506,400	0.07%
Ng Puay Yee, Jessie	480,000 [3]	-	-	-	96,000 [3]	576,000	0.08%
Cheng Nai Ming	1,854,400 [3]	-	-	-	290,880 [3]	2,145,280	0.30%

Notes:

1. These shares and warrants are registered in the name of N. S. Hong Investment (BVI) Limited and Ng Swee Hong is deemed to be interested in these shares by virtue of the fact that N. S. Hong Investment (BVI) Limited, a corporation, is accustomed to act in accordance with his directions.

2. These shares and warrants are held under the name of the spouse of Ng Joo Siang.

3. This represents interests held by the relevant director as beneficial owner.

4. This represents interests in the warrant to subscribe for the relevant underlying ordinary shares in respect of the bonus issue of 141,401,053 warrant ("2004 Warrants") made on 16 September 2002.

(ii) Share options scheme

The following table discloses directors' personal interests and empolyees' interest in share options to subscribe for shares in the Company:

	Period during which option are exercisable	Subscription price per share HK$	Date of grant	Outstanding at 1.4.2003	Number of share options held Exercised during the period	Lapsed during the period	Outstanding at 30.9.2003
Category 1: Directors							
Ng Puay Yee	11.7.1999 to 10.7.2004	1.1168	10.7.1997	600,000	–	–	600,000
Cheng Nai Ming	25.10.1998 to 24.10.2003	0.9440	24.10.1996	2,000,000	(400,000)	–	1,600,000
	21.8.2000 to 20.8.2005	0.3336	21.2.2000	4,000,000	–	–	4,000,000
Total number of share options held by directors				6,600,000	(400,000)		6,200,000
Category 2: Employees	25.10.1998 to 24.10.2003	0.9440	24.10.1996	600,000	(600,000)	–	–
Total number of share options held by employees				600,000	(600,000)	–	–
Total number of share options granted				7,200,000	(1,000,000)	–	6,200,000

During the six months ended 30 September 2003, 1,000,000 share options to subscribe for 1,000,000 shares in the Company at an exercise prices of HK$0.944 per share were exercised.

Other than as disclosed above, none of the directors or chief executives or their respective associates had any personal, family, corporate or other interests or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required notification to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive is taken or deemed to have taken under such provisions of the SFO); or which were required pursuant to Section 352 of the SFO to be entered into the register maintained by the Company; or which ere required, pursuant to Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, to be notified the Company or the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OF THE COMPANY

As at 30 September 2003, the interests and short positions of any substantial shareholders in the shares or underlying shares of the Company which have been disclosed to the Company pursuant to Divisions 2 and 3 Part XV of the SFO and have been recorded in the register required to be kept by the Company pursuant to section 336 of the SFO were as follows:

Name	Capacity	Direct Interest	Percentage of total issued shares
N.S. Hong Investment (BVI) Limited	Beneficial owner	505,785,438 *(note a)*	69.66%
Value Partners Limited	Trustee	63,328,000 *(note b)*	8.72%

Notes:

(a) These share are registered in the name of N.S. Hong Investment (BVI) Limited and Ng Swee Hong is deemed to be interested in these shares by virtue of the fact that N.S. Hong Investment (BVI) Limited, a corporation, is accustomed to act in accordance with his directions.

(b) The shares are registered in the name of Value Partners Limited and Cheah Cheng Hye is deemed to be interested in these shares by virtue of the fact that Cheah Cheng Hye held more than 30% of Value Partners Limited.

Other than as disclosed above, the Company has not been notified of any persons who had interests or short position in the shares or underlying shares of the Company, which were required to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION

During the six months ended 30 September 2003, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities of the Company during the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial matters including the review of the unaudited interim financial statements for the six months ended 30 September 2003.

The interim financial reports have been reviewed by the Company's auditors, in accordance with Statement of Audit Standards No. 700 "Engagements to review interim financial reports".

The members of the Audit Committee are Mr. Lew V. Robert (chairman) and Mr. Kwok Lam Kwong, Larry, the two independent non-executive directors of the Company.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of information that would reasonably indicate that the Company is not in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Code of Best Practice") except that its non-executive directors are not appointed for a specific term. Pursuant to the bye-laws of the Company, directors, including non-executive directors, of the Company will retire by rotation on an average of three years and their appointments will be reviewed when they are due for re-election which in the opinion of the Company meets the same objective as the guideline set out in the Code of Best Practice.

By Order of the Board
Ng Joo Siang
Managing Director

Hong Kong, 17 December 2003

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE BOARD OF DIRECTORS OF
PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 1 to 10.

DIRECTORS' RESPONSIBILITIES

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the Directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards No. 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and vertification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 September 2003.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 17 December 2003



太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)

中期報告

截至二零零三年九月三十日止六個月

未經審核之中期業績

太平洋恩利國際控股有限公司(「本公司」)之董事欣然公佈本公司及各附屬公司(「本集團」)截至二零零三年九月三十日止六個月之未經審核綜合中期業績，連同二零零二年同期之未經審核比較數字如下：

簡明綜合收入報表

截至二零零三年九月三十日止六個月

	附註	截至九月三十日止六個月 二零零三年 千港元 (未經審核)	二零零二年 千港元 (未經審核)
營業額	3	**1,695,213**	1,453,105
銷售成本		**(1,497,710)**	(1,279,000)
毛利		**197,503**	174,105
其他經營收益		**9,378**	6,847
銷售及分銷支出		**(42,348)**	(31,067)
行政支出		**(63,310)**	(55,333)
經營溢利	4	**101,223**	94,552
利息支出		**(35,359)**	(39,553)
		65,864	54,999
所佔聯營公司業績		**94**	141
除稅前溢利		**65,958**	55,140
稅項	5	**(2,865)**	(1,821)
未計少數股東權益前溢利		**63,093**	53,319
少數股東權益		**(14,235)**	(12,244)
期內純利		**48,858**	41,075
股息	6	**–**	–
每股盈利	7		
基本		**6.8仙**	6.1仙
攤薄		**6.5仙**	5.9仙

簡明綜合資產負債表

於二零零三年九月三十日

	附註	二零零三年 九月三十日 千港元 (未經審核)	二零零三年 三月三十一日 千港元 (經審核)
非流動資產			
物業、機器及設備	8	**331,822**	310,415
投資物業		**55,930**	55,930
商譽	9	**17,314**	–
負商譽		**(2,944)**	(2,549)
於聯營公司之權益		**1,829**	435
投資證券		**45,587**	27,767
		449,538	391,998
流動資產			
存貨		**660,407**	685,168
貿易及其他應收款項	10	**691,552**	731,143
已投保之貿易應收款項	11	**217,659**	204,828
墊款予供應商		**17,719**	5,115
聯營公司欠款		**7,331**	5,113
與一間聯營公司之貿易應收款項		**29,586**	137,309
可收回稅項		**933**	1,494
已抵押存款		**12,169**	11,167
銀行結存及現金		**251,837**	210,434
		1,889,193	1,991,771
流動負債			
貿易及其他應付款項	12	**175,949**	372,146
已投保貿易應收款項之貼現融資		**147,037**	178,597
稅項		**3,410**	2,461
銀行借貸	13	**745,884**	704,200
		1,072,280	1,257,404
流動資產淨值		**816,913**	734,367
總資產減流動負債		**1,266,451**	1,126,365
非流動負債			
銀行借貸	13	**66,716**	70,499
少數股東權益		**344,192**	268,616
遞延稅項		**16,446**	15,992
資產淨值		**839,097**	771,258
資本及儲備			
股本	14	**72,610**	71,089
股份溢價及儲備		**766,487**	700,169
股東資金		**839,097**	771,258

簡明綜合股權變動表

截至二零零三年九月三十日止六個月

	股本 千港元	股份溢價 千港元	投資重估儲備 千港元	資產重估儲備 千港元	商譽儲備 千港元	特別儲備 千港元	滙兑儲備 千港元	保留溢利 千港元	總計 千港元
二零零二年四月一日									
－原列	65,691	281,390	(7,462)	28,162	(109,611)	9,800	－	425,209	693,179
－前期調整	－	－	－	(7,363)	(5,458)	－	－	(108)	(12,929)
－重列	65,691	281,390	(7,462)	20,799	(115,069)	9,800	－	425,101	680,250
按溢價發行股份	5,010	11,703	－	－	－	－	－	－	16,713
未於收入報表內確認之重估增值淨額	－	－	494	－	－	－	－	－	494
本期間純利	－	－	－	－	－	－	－	41,075	41,075
二零零二年九月三十日	70,701	293,093	(6,968)	20,799	(115,069)	9,800	－	466,176	738,532
二零零三年四月一日									
－原列	71,089	296,061	(3,756)	26,698	(109,611)	9,800	2,539	491,280	784,100
－前期調整	－	－	－	(7,639)	(5,458)	－	－	255	(12,842)
－重列	71,089	296,061	(3,756)	19,059	(115,069)	9,800	2,539	491,535	771,258
按溢價發行股份	1,521	11,503	－	－	－	－	－	－	13,024
未於收入報表內確認之重估增值淨額	－	－	8,820	－	－	－	－	－	8,820
因税率變動產生之遞延税責任	－	－	－	(393)	－	－	－	－	(393)
因被視為出售非全資附屬公司權益而變現之商譽儲備	－	－	－	－	(2,470)	－	－	－	(2,470)
本期間純利	－	－	－	－	－	－	－	48,858	48,858
二零零三年九月三十日	72,610	307,564	5,064	18,666	(117,539)	9,800	2,539	540,393	839,097

簡明綜合現金流量表

截至二零零三年九月三十日止六個月

	截至九月三十日止六個月	
	二零零三年 千港元 (未經審核)	二零零二年 千港元 (未經審核)
經營業務(耗用)產生之現金淨額	**(52,208)**	293,511
投資業務耗用之現金淨額	**(61,255)**	(5,360)
融資產生(耗用)之現金淨額	**162,479**	(308,781)
增加(減少)之現金及現金等值項目淨額	**49,016**	(20,630)
期初之現金及現金等值項目	**193,680**	83,900
期終之現金及現金等值項目	**242,696**	63,270
包括：		
銀行結存及現金	**251,837**	65,610
銀行透支	**(9,141)**	(2,340)
	242,696	63,270

附註：

1. **編製基準**

本未經審核簡明財務報表乃根據香港會計師公會所頒佈之會計實務準則(「會計實務準則」)第25號「中期財務申報」而編製，並已遵照香港聯合交易所有限公司(「聯交所」)證券上市規則附錄16之適用披露規定。

2. **主要會計政策**

本未經審核簡明財務報表乃按照歷史成本慣例編製，並已就重估土地及樓宇、投資物業及若干證券投資作出修訂。

除下文所述者外，編製中期財務報告所採納之會計原則概與本集團截至二零零三年三月三十一日止年度之年度財務報表所採納者一致。

期內，本集團已採納會計實務準則第12號(經修訂)「所得税」。實施會計實務準則第12號(經修訂)之主要影響乃涉及遞延税項。於過往年度，本公司已使用收益表負債方法提撥部分撥備(即除卻該等預期於可見將來不可撤回之時差以外，因時差產生之負債均予以確認)。會計實務準則第12號(經修訂)要求採用資產負債表債務方法，除有限之例外情況外，遞延税項乃就財務報表內資產及負債賬面值與計算應課税溢利所使用之相應税務基礎兩者之間所有暫時差別予以確認。在會計實務準則第12號(經修訂)並無任何指明過渡性安排情況下，此新會計政策已被有追溯性地採納。因此，比較數字已予重新列賬。

基於此項政策上之改變，於二零零三年四月一日保留溢利之期初結餘增加255,000港元(二零零二年四月一日：減少108,000港元)。於二零零三年四月一日本集團之商譽儲備及資產重估儲備分別減少5,458,000港元及7,639,000港元(二零零二年四月一日：分別減少5,458,000港元及7,363,000港元)。於截至二零零三年九月三十日止六個月之溢利減少61,000港元(截至二零零二年九月三十日止六個月：零港元)。於二零零三年九月三十日資產重估儲備減少393,000港元(截至二零零二年九月三十日止六個月：零港元)。

3. **營業額及分類資料**

以下為本集團截至二零零三年九月三十日止六個月按主要業務及地區市場劃分之營業額及經營溢利之分析：

按業務分類

就管理而言，本集團現分為四項業務－冷凍魚類、魚柳及魚切塊、船務服務及蔬菜。本集團按該等業務申報其主要分類資料。

截至二零零三年九月三十日止六個月

	冷凍魚類 千港元 (未經審核)	魚柳及魚切塊 千港元 (未經審核)	船務服務 千港元 (未經審核)	蔬菜 千港元 (未經審核)	總計 千港元 (未經審核)
營業額					
對外銷售 *(附註)*	**871,241**	**800,402**	**6,970**	**16,600**	**1,695,213**
業績					
分類業績	**69,395**	**84,243**	**(93)**	**1,610**	**155,155**
未分配集團支出					**(53,932)**
經營溢利					**101,223**
利息支出					**(35,359)**
所佔聯營公司業績	**–**	**94**	**–**	**–**	**94**
除税前溢利					**65,958**
税項					**(2,865)**
未計少數股東權益前溢利					**63,093**

截至二零零二年九月三十日止六個月

	冷凍魚類 千港元 (未經審核)	魚柳及魚切塊 千港元 (未經審核)	船務服務 千港元 (未經審核)	蔬菜 千港元 (未經審核)	總計 千港元 (未經審核)
營業額					
對外銷售 *(附註)*	758,378	678,015	3,988	12,724	1,453,105
業績					
分類業績	68,239	70,563	157	4,080	143,039
未分配集團支出					(48,487)
經營溢利					94,552
利息支出					(39,553)
所佔聯營公司業績	–	141	–	–	141
除税前溢利					55,140
税項					(1,821)
未計少數股東權益前溢利					53,319

附註： 截至二零零三年九月三十日止六個月及二零零二年九月三十日止六個月期間，各業務分類之間並無任何銷售。

按市場區域分類

本集團業務分佈於中華人民共和國(「中國」)、北美洲、西歐及日本各地。

下表載列本集團按市場區域分類的銷售分析(不論貨物/服務來源地):

	截至九月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
	(未經審核)	(未經審核)
中國	**807,813**	645,056
北美	**419,325**	415,579
西歐	**367,294**	291,743
日本	**76,529**	83,525
其他	**24,252**	17,202
	1,695,213	1,453,105

4. 經營溢利

經營溢利已扣除(計入)下列各項:

	截至九月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
	(未經審核)	(未經審核)
折舊	**11,728**	15,923
視作出售於一家非全資附屬公司權益之收益	**(377)**	–

5. 稅項

	截至九月三十日止六個月	
	二零零三年	二零零二年
	千港元	千港元
	(未經審核)	(未經審核)
稅款包括:		
本期稅項		
香港	**2,694**	1,821
其他司法管轄權區	**110**	–
	2,804	1,821
遞延稅項		
香港稅率變動應佔	**61**	–
	2,865	1,821

香港利得稅按照年內估計應課稅溢利17.5%(二零零二年九月三十日止六個月:16%)計算。

在其他司法管轄權區產生之稅項乃按有關司法管轄權區當時之稅率計算。

由於本集團大部分溢利並非產生自或源自香港,故毋須繳納香港利得稅。

6. 股息

董事不擬宣派截至二零零三年九月三十日止六個月之中期股息(二零零二年：零港元)。

於二零零三年十月八日，本公司向股東派付截至二零零三年三月三十一日止年度之末期股息每股4.5港仙(二零零二年：4.0港仙)。

7. 每股盈利

每股基本及攤薄盈利乃按下列各項計算：

	截至九月三十日止六個月 二零零三年 千港元 (未經審核)	二零零二年 千港元 (未經審核)
計算每股基本及攤薄盈利之盈利	**48,858**	41,075
每股基本盈利之普通股加權平均數	**713,888,351**	677,730,403
下列認購權對攤薄普通股之潛在影響：		
購股權	**3,207,942**	19,246,833
認股權證	**34,016,987**	—
	751,113,280	696,977,236

8. 物業、機器及設備之變動

期內，本集團耗資15,075,000港元收購機器及設備，以及為提升其加工產量，在建工程產生11,213,000港元。

9. 商譽

期內，本集團耗資21,340,000港元收購一個從事海產加工及分銷業務。因收購而產生之商譽為數達17,314,000港元。

10. 貿易及其他應收款項

貿易及其他應收款項已包括貿易應收款項391,647,000港元(二零零三年三月三十一日：498,829,000港元)及應收票據89,705,000港元(二零零三年三月三十一日：55,617,000港元)。本集團維持着一個明確之信貸政策。就貨物銷售而言，本集團平均可給予其貿易客戶三十日至一百二十日之信貸期。

於結算日之貿易應收款項及應收票據賬齡分析如下：

	二零零三年 九月三十日 千港元 (未經審核)	二零零三年 三月三十一日 千港元 (經審核)
少於三十日	**237,139**	492,717
三十一日至六十日	**125,144**	39,195
六十一日至九十日	**38,730**	12,480
九十一日至一百二十日	**51,472**	8,722
超過一百二十日	**28,867**	1,332
	481,352	554,446

11. 已投保之貿易應收款項

部份已投保之貿易應收款項已按應收貿易款項142,699,000港元(二零零三年三月三十一日：145,451,000港元)貼現墊款融資抵押予若干往來銀行。

於結算日之已投保之貿易應收款項賬齡分析如下：

	二零零三年九月三十日 千港元 (未經審核)	二零零三年三月三十一日 千港元 (經審核)
少於三十日	**117,517**	108,118
三十一日至六十日	**37,583**	83,282
六十一日至九十日	**60,890**	8,729
九十一日至一百二十日	**889**	3,920
超過一百二十日	**780**	779
	217,659	204,828

12. 貿易及其他應付款項

貿易及其他應付款項已包括貿易應付款項98,030,000港元(二零零三年三月三十一日：312,470,000港元)。於結算日之貿易應付款項賬齡分析如下：

	二零零三年九月三十日 千港元 (未經審核)	二零零三年三月三十一日 千港元 (經審核)
少於三十日	**69,564**	122,295
三十一日至六十日	**3,852**	110,209
六十一日至九十日	**15,915**	60,515
超過九十日	**8,699**	19,451
	98,030	312,470

貿易及其他應付款項包括第三者墊款42,961,000港元(二零零三年三月三十一日：零港元)，按市場利率計息，並以為數57,675,000港元之存貨作為抵押(二零零三年三月三十一日：零港元)。

13. 銀行借貸

借貸按市場利率計息。本集團於期內取得新銀行融資約406,600,000港元，以作本集團之營運資金及收購一個從事海產加工及分銷業務。

14. 股本

期內，本公司1,000,000份購股權已由持有人按行使價每股0.944港元行使，以認購1,000,000股普通股。此外，14,212,348份認股權證已按認購價每股0.85港元行使，以認購14,212,348股普通股。

15. 資本承擔

於二零零三年九月三十日，本集團就購買位於中國青島之物業、機器及設備與土地使用權而已訂約但尚未在財務報表撥備之資本開支為4,019,000港元(二零零三年三月三十一日：8,469,000港元)。

16. 或然負債

於二零零三年九月三十日，本集團就附追索權之貼現票據有或然負債約388,815,000港元(二零零三年三月三十一日：420,900,000港元)。

17. 資產抵押

於二零零三年九月三十日，本集團已將賬面淨值總額分別約160,380,000港元(二零零三年三月三十一日：161,747,000港元)及18,300,000港元(二零零三年三月三十一日：18,300,000港元)之土地及樓宇以及投資物業，作為若干銀行向本集團授出按揭貸款之抵押。

除上文附註11所載已投保貿易應收款項4,574,000港元(二零零三年三月三十一日：6,980,000港元)，存貨248,377,000港元(二零零三年三月三十一日：338,691,000港元)亦已抵押予往來銀行以取得循環存貨融資安排，並作為取得第三者墊支之抵押。

此外，若干附屬公司之股份已作出抵押予往來銀行以取得存貨融資安排。

18. 關連人士交易

(a) 期內，本集團與本集團一間聯營公司進行以下交易。

	二零零三年九月三十日 千港元 (未經審核)	二零零二年九月三十日 千港元 (未經審核)
銷售冷凍海產食品 *(附註i)*	**153,719**	168,658
行政收入 *(附註ii)*	**3,467**	6,000

附註：

(i) 冷凍海產食品乃按市價銷售和購買，或如無市場價格，則按成本加若干溢利百分比計算。

(ii) 按成本分攤基準向一間聯營公司收取行政收入。

(b) 該聯營公司亦向一家銀行提供存貨及貿易應收款項作為授予本集團達39,000,000港元(二零零三年三月三十一日：39,000,000港元)銀行融資之部分擔保。於二零零三年九月三十日及二零零三年三月三十一日，本集團並無動用融資。已投保貿易應收款項之貼現融資已包括一筆18,608,000港元(二零零三年三月三十一日：47,691,000港元)之數額，此數額乃由一家聯營公司之已投保貿易應收款項之貼現融資20,676,000港元(二零零三年三月三十一日：52,990,000港元)支取。

股息

自二零零一年起，董事採納一項股息派發政策，每年派發股息一次，以本集團純利之三分一作為末期股息。因此，董事不擬宣派截至二零零三年九月三十日止六個月之中期股息。

業務回顧

本集團截至二零零三年九月三十日止六個月取得相當令人滿意的業績，營業額比去年同期增加了16.7%，達到1,695,000,000港元，且純利增加18.9%，達到48,900,000港元。每股盈利為6.8港仙，比去年同期的6.1港仙增加了11.5%。

回顧期內，全球的消費者的信心受到歐美經濟疲弱，非典型肺炎(「SARS」)之爆發以及美國與伊拉克戰爭的影響。儘管如此，我們皆能一一解決，這全賴在全球各地的魚柳及魚切塊之加工工序正持續地轉移至中國。

我們現有各項產品都錄得雙位數字的增長，良好的銷售情況帶動了整體的銷售額。在地區銷售方面，中華人民共和國(「中國」)的冷凍海產銷售持續攀升，因為該國各地的消費者已開始追求多樣化的飲食，而且從沿岸地區運送到該國心臟地區以及較偏遠地區的冷藏食品與國內分銷的網絡已有改善。同時，銷往歐美國家之魚柳和魚塊的消耗量隨著輕食和便利食品的需求漸增而持續增加。

在拓展市場和發展多元化產品的目標帶動下，本集團一直在尋找潛在的商機，以便進一步擴大現有的市場和產品種類。我們透過旗下持有60%股權的美國子公司National Fish & Seafood, Inc.(「NFS」)在二零零三年八月從Frozen Specialties, Inc.手中收購了美國的主要釀蜆生產商Matlaw的冷凍海產生產綫(「Matlaw」)。此項收購包含Matlaw公司的釀蜆、蟹和扇貝產品的品牌、配方、生產設備和存貨。

營業回顧

市場分析

中國依然是本集團最大且最重要的市場，而且錄得最高的增長率。在回顧期內，對中國的銷售額從645,100,000港元增加到807,800,000港元，上升了25.2%，佔本集團總銷售額的48%。此一充滿前景的增長主要是因為白肉魚在當地的飲食文化中漸漸流行。此外，透過不同地點之倉庫支援及有效率的物流安排，促進了國內心臟地區和比較偏遠地區的分銷。我們的顧客普遍接受這樣的物流安排，因為這可讓他們降低庫存數量並增加他們的現金流量。不僅顧客得益，我們也一樣受惠，這些安排不僅擴大我們的顧客基礎，也容許我們為訂單較少的顧客服務。我們相信，此一制度會繼續為本集團獲取可觀的回報率，進而增加顧客對本集團的信賴，並增加我們在這個龐大又有前景的市場的佔有率。

在回顧期內，為了確保品質並加快追溯食品進口來源地，中國政府對進口食品實施了新的規定。依據新的規定，所有進口食品需附有中文標籤。因此，為了符合這項新規定，本集團必須重新標籤所有貨物。這些額外的工作不單提高了標籤成本，亦令部分貨物交收時間受到延誤。不過那只是屬於短暫的延誤，分銷活動現在已回復正常。

在回顧期內，西歐市場的銷售額激增了25.9%，達到367,300,000港元。此一增加主要因為歐洲國家對輕食和便利產品的需求增加。歐洲市場佔本集團總銷售額的22%，此包括魚柳和魚塊及蔬菜產品的銷售組合。

北美市場的銷售額則增加了0.9%，達到419,300,000港元，佔本集團總銷售額的25%。同時，本集團於二零零三年八月份收購Matlaw(在美國已有40年事業基礎的一家主要釀蜆生產商)，透過此項收購增加本集團在美國市場的開發潛力，亦期望藉著整合這家公司並利用其顧客和分銷網絡，幫助本集團發展在美國現有的冷凍魚柳和魚塊事業。由於 Matlaw的收購才剛在二零零三年八月底完成，所以在回顧期內從Matlaw分銷的產品並不多。

與去年的83,500,000港元相比，日本市場錄得營業額為76,500,000港元。

產品分析

就總營業額而言，以中國為主市場之冷凍魚類仍為最大宗的單一產品，佔本集團總銷售額的51%。在回顧期內，由於本集團冷凍魚產品數目增加，加上本集團致力拓展我們在該區域內的配銷網絡，冷凍魚的銷售額上升了14.9%，達到871,200,000港元。

魚柳和魚塊的銷售額與去年的678,000,000港元相比，增加了18.1%，達到800,400,000港元。此一增長主要是來自西歐市場，該市場對魚柳和魚塊的需求極大。本集團已致力加強加工產量，加工廠的數目由二零零三年四月開始，從18家增至20家。

蔬菜的銷售額持續穩定增長，銷售額達16,600,000港元，較去年同期數字增加了30.5%。

財務回顧

本集團採取集中化資金運作。此政策使資金運作更有效，而且降低資金的平均成本。本集團的主要借貸有美元和港幣。借款以LIBOR(倫敦銀行間拆放貸款利率)或香港最優惠貸款利率計息。由於本集團的收入主要是美元，而主要付款是美元或港幣，所以貨幣風險相當低。

到二零零三年九月三十日為止，本集團的貸款總額為960,000,000港元，大部份貸款為貿易融資。貸款總額增長23%，跟本集團營業額增長比率相近。手持現金為252,000,000港元，淨資產負債比率為47%。本集團繼續採取維持審慎負債比率的政策。債務淨額乃指計息借款減已投保貿易應收賬款之貼現墊款及於財務機構之現金及存款。股東權益包括股東資金及少數股東權益。

於二零零三年九月三十日，本集團有總面值分別約160,000,000港元及18,000,000港元之已抵押土地及樓宇和投資物業，作為若干銀行向本集團授出按揭貸款之抵押品。

已投保之貿易應收款項4,600,000港元及存貨248,000,000港元已抵押予往來銀行以作為取得循環存貨融資信貸之抵押。

此外，所佔若干附屬公司之股份已抵押予銀行作為循環存貨融資信貸之抵押物。

於二零零三年九月三十日，具追索權之貼現票據為數389,000,000港元。

僱員及酬金

於二零零三年九月三十日，本集團總共僱有約5,000名僱員。

本集團深明僱員對業務貢獻之重要性。本集團根據行業標準釐定薪酬待遇，並會每年作出檢討。本集團可按照僱員個別表現及本集團業績向僱員發放花紅，其他員工福利包括醫療津貼及強制性公積金。本公司及其非全資附屬公司太平洋恩利(控股)有限公司各設有僱員認購權計劃，可按選定之合資格僱員對本公司之貢獻向其授出認購權。

展望

中國將繼續成為我們的銷售重點，對冷凍魚和海產的需求可望持續增長。因此，本集團會將繼續擴大在中國的業務，並朝著增加利潤和擴大市場的目標前進。

本集團會利用Matlaw的成熟品牌，以及其在美國的龐大連鎖超級市場及食品經銷商的全國分銷網絡，從而達至分享生產，分銷和物流資源的協同作用。我們有信心可將Matlaw的優勢轉為強勁的獲利能力以及供應其他新產品的能力。這將進而擴大本集團在此一市場內的業務範圍。

隨著顧客對本集團生產之魚柳和魚塊的需求日益增長，本集團將繼續努力增加產量。本集團在中國興建新加工廠的計劃因未取得土地使用權文件而遭到一些延誤，但我們預期可在二至三個月的時間內取得土地使用權文件。當土地使用權文件獲得有關方面批准後，便可立即展開主要施工，而建造工程預計可在十二個月內完工。

同時，我們將繼續尋找商機，透過合資或收購將本集團的業務投資組合拓展至深海捕魚業務方面，使我們更充分整合本集團的營運。

總括來説，我們有信心見到本集團的業務會更進步，並在今年下半年交出更好的成績。

董事於本公司股份、相關股份及公司債券之權益及短倉

於二零零三年九月三十日，根據證券及期貨條例第十五部分第7及第8分部規定需通知本公司及香港聯合交易所有限公司，或根據證券及期貨條例第352節規定需記入由本公司置存之記錄冊內，或根據上市公司董事進行之證券交易標準守則需通知本公司及聯交所關於董事及行政總裁及彼等之聯繫人士於本公司或其任何相聯法團(定義見證券及期貨條例第十五部)之股份、相關股份或公司債券之權益及短倉(包括根據證券及期貨條例項下由或視為由任何該等董事或行政總裁持有之權益及短倉)如下：

(i) 股份及認股權證

	普通股數目				根據認股權證持有之相關		權益總額佔已發行股本
董事姓名	個人權益	家族權益	公司權益	其他權益	普通股數目[4]	總數	總額百分比
黃垂豐	–	–	421,487,865[1]	–	84,297,573[1]	505,785,438	69.66%
黃裕翔	–	422,000[2]	–	–	84,400[2]	506,400	0.07%
黃培圓	480,000[3]	–	–	–	96,000[3]	576,000	0.08%
鄭乃銘	1,854,400[3]	–	–	–	290,880[3]	2,145,280	0.30%

附註：

1. 該等股份及認股權證以N.S. Hong Investment (BVI) Limited名義登記，黃垂豐則因N.S. Hong Investment (BVI) Limited一向按其指示運作而被視為擁有該等股份之權益。

2. 該等股份及認股權證由黃裕翔之配偶所持有。

3. 此代表有關董事以實益擁有人身份持有之權益。

4. 此代表於認股權證之權益，根據二零零二年九月十六日作出之發行紅利認股權證141,401,053份(「二零零四年認股權證」)以認購相關普通股。

(ii) 購股權計劃

下表披露於可認購本公司股份之購股權中董事擁有之個人權益及僱員擁有之權益：

	認股權可予行使期間	每股認購價	授出日期	所持認股權數目			
				於二零零三年四月一日尚未行使	期內已行使	期內已失效	於二零零三年九月三十日尚未行使
		港元					
第一類：董事							
黃培圓	11.7.1999至10.7.2004	1.1168	10.7.1997	600,000	–	–	600,000
鄭乃銘	25.10.1998至24.10.2003	0.9440	24.10.1996	2,000,000	(400,000)	–	1,600,000
	21.8.2000至20.8.2005	0.3336	21.2.2000	4,000,000	–	–	4,000,000
董事持有購股權之總數				6,600,000	(400,000)		6,200,000
第2類：僱員	25.10.1998至24.10.2003	0.9440	24.10.1996	600,000	(600,000)	–	–
僱員持有購股權之總數				600,000	(600,000)	–	–
已授出購股權之總數				7,200,000	(1,000,000)	–	6,200,000

於截至二零零三年九月三十日止六個月內，1,000,000份認購價為每股0.944港元之認購權已行使以認購本公司1,000,000股普通股。

除上文所披露者外，董事或行政總裁或彼等各自之聯繫人士概無於本公司或其任何相聯法團(定義見證券及期貨條例第十五部)之股份、相關股份及公司債券中擁有任何根據證券及期貨條例第十五部分第7及第8分部規定需通知本公司及聯交所；或根據證券及期貨條例第352節規定需記入由本公司置存之記錄冊內；或根據上市公司董事進行之證券交易標準守則需通知本公司及聯交所之個人、家族、公司或其他權益或短倉(包括根據證券及期貨條例項下由或視為由任何該等董事或行政總裁持有之權益及短倉)。

主要股東於本公司股份、相關股份之權益及短倉

於二零零三年九月三十日，根據證券及期貨條例第十五部分第2及第3分部規定已向本公司披露，及根據證券及期貨條例第336節規定已記入由本公司置存之記錄冊內關於本公司任何主要股東於本公司之股份或相關股份之權益及短倉如下：

名稱	身份	直接權益	佔已發行股份總數百分比
N.S. Hong Investment (BVI) Limited	實益擁有人	505,785,438 *(附註a)*	69.66%
Value Partners Limited	受託人	63,328,000 *(附註b)*	8.72%

附註：

(a) 此等股份以N.S. Hong Investment (BVI) Limited之名義登記及因一家習慣根據其指示行事之公司N.S. Hong Investment (BVI) Limited，黃垂豐被視為擁有此等股份之權益。

(b) 此等股份以Value Partners Limited之名義登記及因謝清海持有Value Partners Limited 30%以上，謝清海被視為擁有此等股份之權益。

除上文所披露者外，概無任何人士通知本公司其擁有根據證券及期貨條例第336節規定需記入由本公司置存之記錄冊內本公司之股份或相關股份之權益及短倉。

買賣或贖回

截至二零零三年九月三十日止六個月，本公司或其任何附屬公司於期內概無買賣或贖回本公司任何上市證券。

審核委員會

審核委員會與管理層已審閱本集團所採納之會計原則及慣例，並討論了有關核數、內部監控及財務事宜，包括審閱截至二零零三年九月三十日止六個月之未經審核中期財務報表。

中期財務報表已由本公司之核數師按照核數準則第700號「審閱中期財務報表之委聘」之規定進行審閱。

審核委員會之成員為劉嘉彥先生(主席)及郭琳廣先生，兩位均為本公司之獨立非執行董事。

最佳應用守則

據本公司董事所知，現時並無任何資料可合理顯示本公司並無遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則(「最佳應用守則」)之規定，惟非執行董事並無指定任期除外。根據本公司細則，本公司董事(包括非執行董事)平均每三年輪值告退，而彼等之任期將於重選時再作審定。本公司認為此舉與最佳應用守則訂下之宗旨相同。

承董事會命
董事總經理
黃裕翔

香港，二零零三年十二月十七日

獨立審閱報告

德勤·關黃陳方會計師行
Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致：太平洋恩利國際控股有限公司董事會

緒言

本行謹根據　貴公司指示審閱載於第1至10頁之中期財政報告。

董事之責任

根據香港聯合交易所有限公司證券上市規則規定，編製中期財政報告須遵照香港會計師公會頒佈之會計實務準則第25號「中期財政報告」及相關規定。董事須對中期財政報告負責，本中期財政報告亦已獲董事批准。

本行之責任乃根據本行之審閱結果，對中期財務報告提出獨立總結，並按照與本行協定之聘用條款，只向作為法人團體的　閣下報告。除此以外，本報告不可作其他用途。本行概不就本報告的內容對任何其他人士負責或承擔法律責任。

所進行之審閱工作

本行按照香港會計師公會頒佈之核數準則第700號「審閱中期財務報告之委聘」進行審閱工作。審閱範圍主要包括向集團管理層作出查詢及應用分析程序對中期財政報告進行審閱，並據此(除另有披露者外)評估所採用之會計政策及呈列方式是否貫徹應用。審閱並不包括諸如控制測試及核實資產、負債及交易等審核程序。故其範疇遠遜於審核工作，因此提供之保證範圍亦較審核工作所提供者為少。有鑑於此，本行不會對中期財政報告表達有關審核方面之意見。

審閱結論

根據本行進行之審閱工作（並不構成審核），本行並不知悉須對截至二零零三年九月三十日止六個月之中期財政報告作出任何重大修訂。

德勤•關黃陳方會計師行
執業會計師

香港，二零零三年十二月十七日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF UNAUDITED RESULTS OF PACIFIC ANDES (HOLDINGS) LIMTIED, A SUBSIDIARY OF PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED, FOR THE SECOND QUARTER AND FIRST HALF YEAR ENDED 30 SEPTEMBER 2003

The Board of Directors of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of Pacific Andes (Holdings) Limited ("PAH"), the Company's 57.72%-owned subsidiary, the shares and warrants of which are listed on the Singapore Exchange Securities Trading Limited, and its subsidiaries (the "PAH Group") for the second quarter and first half year ended 30 September 2003, together with the comparative figures for the corresponding period of the immediately preceding financial year.

1. **An income statement for the PAH Group together with a comparative statement for the corresponding period of the immediately preceding financial year**

1(a) **The following statements in the form presented in PAH's most recently audited annual financial statements:**

	PAH Group					
	Second quarter ended		Increase/	First half year ended		Increase/
	30.09.2003	30.09.2002	(decrease)	30.09.2003	30.09.2002	(decrease)
	HK$'000	*HK$'000*	%	*HK$'000*	*HK$'000*	%
Revenue	471,678	411,071	14.7	926,110	771,920	20.0
Cost of sales	(424,421)	(363,982)	16.6	(838,554)	(691,414)	21.3
Gross profit	47,257	47,089	0.4	87,556	80,506	8.8
Other operating income	264	493	(46.5)	820	3,806	(78.5)
Selling and distribution expenses	[illegible]	(7,158)	(16.1)	(10,138)	(8,410)	20.5
Administrative expenses	(9,138)	(8,889)	2.8	(20,326)	(22,917)	(11.3)
Profit from operations	32,377	31,535	2.7	57,912	52,985	9.3
Finance costs	(8,277)	(8,635)	(4.1)	(19,361)	(20,915)	(7.4)
Profit before taxation	24,100	22,900	5.2	38,551	32,070	20.2
Taxation	(655)	(950)	(31.1)	(955)	(1,100)	(13.2)
Net profit for the period	23,445	21,950	6.8	37,596	30,970	21.4
Other operating income including interest income	264	493	(46.5)	820	3,806	(78.5)
Interest on borrowings	(8,277)	(8,635)	(4.1)	(19,361)	(20,915)	(7.4)
Depreciation	(2,099)	(4,513)	(53.5)	(3,798)	(10,064)	(62.3)
Foreign exchange gain/ *(loss)*	172	259	(33.6)	247	(103)	(339.8)
Loss on disposal of property, plant and equipment	(11)	-	NM	(11)	-	NM
Gain on disposal of subsidiaries	-	-	NM	-	400	(100.0)

Notes:

a. Other operating income of the PAH Group decreased by 79% for the first half ended 30 September 2003 as the PAH Group did not receive administrative income from the Company after divestment of non-core assets to the Company.

b. Depreciation expenses decreased by 54% for 2QFY2004 as the PAH Group divested its non-core assets to the Company and disposed two vessels in the previous corresponding period.

c. Gain on disposal of subsidiaries represented profit on disposal of Heng Holdings (BVI) Limited.

d. A substantial portion of the PAH Group's profit neither arises in, nor is derived from, Hong Kong and accordingly it is not subject to Hong Kong Profits Tax. The PAH has no assessable income in *Singapore.*

1(b)(i) **A balance sheet (for PAH and PAH Group), together with a comparative statement as at the end of the immediately preceding financial year.**

	PAH Group		PAH	
	30/09/2003	31/03/2003	30/09/2003	31/03/2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
NON-CURRENT ASSETS				
Property, plant and equipment	55,719	55,601	-	-
Investment properties	19,800	19,800	-	-
Interests in subsidiaries	-	-	796,243	701,045
Other assets	2,728	2,728	-	-
	78,247	78,129	796,243	701,045
CURRENT ASSETS				
Inventories	255,697	300,166	-	-
Trade receivables	398,473	498,830	-	-
Trade receivables with insurance coverage	107,605	76,310	-	-
Other receivables and prepayments	189,973	149,449	225	225
Advances to suppliers	17,705	5,040	-	-
Bills receivable	89,706	55,618	-	-
Bank balances and cash	189,755	159,134	751	6
	1,240,914	1,244,547	976	231
CURRENT LIABILITIES				
Trade payables	31,981	226,959	-	-
Other payables	7,074	20,979	-	-
Tax liabilities	1,369	621	-	-
Amounts due to Pacific Andes International Holdings Limited and its subsidiaries	135	2,487	-	-
Bank advances drawn on discounted trade receivables with insurance coverage	77,655	76,915	-	-
Current portion of interest-bearing bank borrowings	406,678	283,583	-	-
	524,892	611,544	-	-
NET CURRENT ASSETS	716,022	633,003	976	231
NON-CURRENT LIABILITIES				
Interest-bearing bank borrowings	5,545	5,867	-	-
NET ASSETS	788,724	705,265	797,219	701,276
CAPITAL AND RESERVES				
Share capital	463,024	417,956	463,024	417,956
Reserves	325,700	287,309	334,195	283,320
	788,724	705,265	797,219	701,276

Notes:

a. The decrease in Trade receivables is due to decreased sales as the period January to March 2003 is traditionally the peak season for the PAH Group. The same reason applies for the decrease in Trade payables.

b. The increase in Bank and cash balances is as a result of placement of shares in late August that raised HK$69.6 million.

c. The increase in Bank borrowings is due to the increase in financing operational needs.

1(b)(ii) **Aggregate amount of PAH Group's borrowings and debt securities**

Amount repayable in one year or less, or on demand

As at 30/09/2003		As at 31/03/2003	
Secured	Unsecured	Secured	Unsecured
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
646	406,032	646	282,937

Amount repayable after one year

As at 30/09/2003		As at 31/03/2003	
Secured	Unsecured	Secured	Unsecured
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
5,545	-	5,867	-

Details of any collateral

The PAH Group had pledged land and buildings with aggregate net carrying values of approximately HK$21.0 million (31.03.2003: HK$21.5 million) to secure the mortgage loan of the PAH Group granted by a bank.

1(c) **A cash flow statement for the PAH Group, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Second quarter ended		First half year ended	
	30.09.2003	30.09.2002	30.09.2003	30.09.2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Operating activities				
Profit from operations	32,377	31,535	57,912	52,985
Adjustments for:				
Interest income	(197)	(367)	(397)	(748)
Depreciation and amortisation expenses	2,099	4,513	3,798	10,064
Loss on disposal of property, plant and equipment	11	-	11	-
Gain on disposal of subsidiaries	-	-	-	(400)
Operating cash flows before movements in working capital	34,290	35,681	61,324	61,901
Inventories	93,115	5,746	44,469	69,264
Trade receivables, other receivables and prepayments	(141,169)	227,458	36,538	130,157
Advances to suppliers	(13,971)	17,840	(12,665)	36,394
Bills receivable	(3,126)	-	(34,088)	-
Bank advances drawn on discounted trade receivables with insurance coverage	17,880	17,262	740	(25,602)
Trade and other payables	17,156	(18,507)	(208,883)	(20,637)
	4,175	285,480	(112,565)	251,477
Long-term receivables	-	3,124	-	3,124
Cash generated from operations	4,175	288,604	(112,565)	254,601
Interest paid	(8,277)	(8,636)	(19,361)	(20,915)
Income tax paid	-	-	(207)	(550)
Net cash (used in) from operating activities	(4,102)	279,968	(132,133)	233,136
Investing activities				
Interest received	197	367	397	748
Proceeds on disposal of property, plant and equipment	5	195	5	195
Purchase of property, plant and equipment	(3,929)	(58)	(3,932)	(58)
Net cash inflow arising on disposal of subsidiaries	-	-	-	45,417
Net cash (used in) from investing activities	(3,727)	504	(3,530)	46,302
Financing activities				
Dividend paid	(23,731)	(21,847)	(23,731)	(21,847)
Issue of ordinary shares	69,594	2	69,594	2
Net cash advanced from (repaid to) *Pacific Andes International* Holdings Limited and its subsidiaries	73	(8,775)	(2,352)	(36,242)
Net bank borrowings raised (repaid)	57,775	(256,985)	122,773	(247,018)
Net cash from (used in) financing activities	103,711	(287,605)	166,284	(305,105)
Net increase (decrease) in cash and cash equivalents	95,882	(7,133)	30,621	(25,667)
Cash and cash equivalents at beginning of the period	93,873	41,495	159,134	60,029
Cash and cash equivalents at end of the period	189,755	34,362	189,755	34,362

1(d)(i) **A statement (for PAH and PAH Group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Share capital	Share premium	Revaluation reserve	Exchange translation reserve	Goodwill	Retained profit	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
The PAH Group							
Balance at 1 April 2002	381,617	28,774	13,709	-	(24,883)	254,750	653,967
Redenomination, subdivision and consolidation of share capital	811	(811)	-	-	-	-	-
Bonus issue	35,526	[illegible]	-	-	-	(7,563)	-
Disposal of subsidiaries	-	-	(13,584)	-	-	13,584	-
Net profit	-	-	-	-	-	9,020	9,020
Balance at 30 June 2002	417,954	-	125	-	(24,883)	269,791	662,987
Final dividend for FY 2002	-	-	-	-	-	(21,847)	(21,847)
Exercise of warrant	2	-	-	-	-	-	2
Net profit	-	-	-	-	-	21,950	21,950
Balance at 30 September 2002	417,956	-	125	-	(24,883)	269,894	663,092
Balance at 1 April 2003	417,956	-	33	(18)	(24,883)	312,177	705,265
Net profit	-	-	-	-	-	14,151	14,151
Balance at 30 June 2003	417,956	-	33	(18)	(24,883)	326,328	719,416
Shares issued at premium	45,068	24,526	-	-	-	-	69,594
Final dividend for FY 2003	-	-	-	-	-	(23,731)	(23,731)
Net profit	-	-	-	-	-	23,445	23,445
Balance at 30 September 2003	463,024	24,526	33	(18)	(24,883)	326,042	788,724
PAH							
Balance at 1 April 2002	381,617	28,774	-	-	-	309,603	719,994
Redenomination, subdivision and consolidation of share capital	811	(811)	-	-	-	-	-
Bonus issue	35,526	[illegible]	-	-	-	(7,563)	-
Net profit	-	-	-	-	-	79	79
Balance at 30 June 2002	417,954	-	-	-	-	302,119	720,073
Final dividend for FY 2002	-	-	-	-	-	(21,847)	(21,847)
Exercise of warrant	2	-	-	-	-	-	2
Net profit	-	-	-	-	-	11,401	11,401
Balance at 30 September 2002	417,956	-	-	-	-	291,673	709,629
Balance at 1 April 2003	417,956	-	-	-	-	283,320	701,276
Net profit	-	-	-	-	-	64	64
Balance at 30 June 2003	417,956	-	-	-	-	283,384	701,340
Shares issued at premium	45,068	24,526	-	-	-	-	69,594
Final dividend for FY 2003	-	-	-	-	-	(23,731)	(23,731)
Net profit	-	-	-	-	-	50,016	50,016
Balance at 30 September 2003	463,024	24,526	-	-	-	309,669	797,219

1(d)(ii) **Details of any changes in the PAH's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or *warrants, conversion of other issues of equity securities, issue* of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of corresponding period of the immediately preceding financial year.**

During the second quarter ended 30 September 2003, 50,829,125 ordinary shares of S$0.20 each were issued as a result of placement of shares (50,000,000 shares), exercise of share options (800,000 shares) and exercise of warrants (29,125 shares). (second quarter ended 30 September 2002 : exercise of warrants 1,500 shares)

As at 30 September 2003, there were 122,542,500 outstanding warrants at exercise price of S$0.20 each (30 September 2002: 122,571,625) and 800,000 share options under Pacific Andes (Holdings) Share Option Scheme 2001 (30 September 2002 : 1,600,000).

The PAH did not make any purchases of its shares during the second quarter ended 30 September 2003.

2. **Whether the figures have been audited, or reviewed and in accordance *with which standard (e.g. the Singapore Standard on Auditing 910* (Engagements to Review Financial Statements), or an equivalent standard)**

These figures have not been audited or reviewed by PAH's auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable

4. ***Whether the same accounting policies and methods of computation as in* the PAH's most recently audited annual financial statements have been applied.**

PAH and the PAH Group have adopted the same accounting policy and methods of computation in the financial statement as those used in the audited financial statement for the year ended 31 March 2003.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

PAH and the PAH Group have adopted all the applicable new/revised Singapore Statements of Accounting Standards ("SAS") which became *effective during the year. The adoption of the new/revised SAS does not* affect the results of current or prior period.

6. Earnings per ordinary share of the PAH Group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	PAH Group			
	Second quarter ended		First half year ended	
	30/09/2003	30/09/2002	30/09/2003	30/09/2002
(a) Based on weighted average number of ordinary shares in issue; and	HK4.71 cents	HK4.48 cents	HK7.61 cents	HK6.32 cents
(b) On a fully diluted basis	HK4.31 cents	HK4.43 cents	HK7.12 cents	HK6.22 cents
The calculation of the basic and diluted earnings per share is based on the following data:				
Earnings	HK$23,445,000	HK$21,950,000	HK$37,596,000	HK$30,970,000
Weighted average number of ordinary shares used in calculation of basic earnings per share *(note)*	498,027,825	490,293,021	494,182,043	490,292,761
Effect of dilutive potential shares in respect of				
Share options	545,845	73,394	424,931	1,187,393
Share warrants	44,990,210	5,622,596	33,749,934	6,485,310
Weighted average number of ordinary shares used in calculation of diluted earnings per share	543,563,880	495,989,011	528,356,908	497,965,464

Note: The weighted average number of ordinary shares used in calculation of basic earnings per share in 2QFY2003 and First Half FY2003 has been adjusted by incorporating the effect of share re-denomination and bonus issue during FY2003.

7. Net asset value for PAH and the PAH Group per ordinary share based on issued share capital of PAH at the end of the (a) current period reported on and (b) immediately preceding financial year

	PAH Group		PAH	
	30/09/2003	31/03/2003	30/09/2003	31/03/2003
Net tangible asset backing per ordinary share based on existing issued share capital as at the end of period reported on	HK$1.46	HK$1.44	HK$1.47	HK$1.43

8. A review of the performance of the PAH Group, to the extent necessary for a reasonable understanding of the PAH Group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the PAH Group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the PAH Group during the current financial period reported on

Second Quarter ("2Q") FY2004 Vs Second Quarter FY2003

For the period under review, the PAH Group reported a turnover of HK$472 million compared to HK$411.0 million in 2QFY2003, representing an increase of approximately 15%. Corresponding to the higher turnover, net profit attributable to PAH shareholders also posted a growth of 7% rising from HK$22.0 million to HK$23 million.

The sale of frozen seafood during 2QFY2004 increased by 15% to HK$464 million, contributing about 98.4% of the PAH Group's total turnover. This is attributable to the continually growing demand for frozen seafood in the People's Republic of China ("the PRC"). Sale of vegetables posted steady growth with a contribution of HK$8 million representing an increase of about 8% over the previous corresponding period.

Geographically, the PRC remained the largest market for the PAH Group sales. In 2QFY2004, sale to the PRC rose 19% to HK$406 million comprising approximately 86% of the PAH Group's total turnover.

2QFY2004 saw a major change in the import regulation of foodstuff into the PRC. In a move to ensure the quality and step up its ability to trace the origins of imported foodstuff into the PRC, new regulation were implemented. Under the new regulation, all imported foodstuffs will have to carry Chinese language labels. Consequently, in compliance with this new regulation, all the cargoes were repacked resulting in additional repacking costs being incurred as well as a delay in the delivery of goods to buyers. This delay temporarily disrupted the supply of goods in 2QFY2004. The additional repacking costs inevitably affected the PAH Group's gross margin reducing it from 11.4% in 2QFY2003 to 10.0% in 2QFY2004. However, the lower selling expenses due to lower cold storage costs mitigated the higher repacking costs as customers, in a bid to overcome the temporary delay of goods delivery, took direct and immediate delivery of their cargoes from the port thereby reducing the amount of goods that need to be placed in cold storage. The net impact is reflected in the reduction of the PAH Group's profit margin from 5.3% in 2QFY2003 to 5.0% in 2QFY2004.

First Half FY2004 Vs First Half FY2003

The PAH Group's turnover for the First Half FY2004 rose 20% to HK$926 million. Similarly, profit attributable to PAH shareholders also saw an increase of 21% to HK$37.6 million.

The sale of frozen seafood, which continues to be the largest contributor of the PAH Group's turnover, reported an increase of 20% rising to HK$903 million during the first half of the financial year under review. Geographically, the PRC remained the largest market for the PAH Group's sales accounting for 89% of its total turnover. Sales to the PRC posted a rise of 29% to HK$823 million.

The lower selling, administrative and financing expenses in the First Half FY2004 mitigated the dilution of the PAH Group's gross profit margin which declined from 10.43% in the First Half FY2003 to 9.11% over the same period in FY2004. Net profit margin on the other hand, was maintained at 4.1%.

9. Where a forecast, or a prospect statement, has been previously disclosed to PAH shareholders, any variance between it and the actual results

The performance of the PAH Group for 2QFY2004 is in line with the prospect statement previously issued during the announcement of its financial results for 1QFY2004.

10. A commentary at the date of the announcement of the competitive conditions of the industry in which the PAH Group operates and any known factors or events that may affect the PAH Group in the next reporting period and next 12 months

The PAH Group will continue to expand its operations in the PRC by focusing on rationalization of its operating costs and expansion of its marketing services.

Furthermore, the PAH Group will also be exploring opportunities to participate in deep-sea fishing operations either through joint ventures or acquisitions. Presently, the PAH Group is well positioned to pursue its business expansion especially in view of its strong cash position arising from the recent share placement that raised approximately HK$69.6 million .

Barring unforeseen circumstances, the PAH Directors expect the PAH to remain profitable in the current financial year.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? None

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? None

(c) Date payable

Not applicable

(d) Books closure date

Not applicable

12. If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared in the period under review

PURPOSE OF THIS ANNOUNCEMENT

This announcement is a reproduction of the announcement made by the PAH pursuant to the Listing Manual of the Singapore Exchange Securities Trading Limited. In compliance with paragraph 2(2) of the listing agreement between the Company and the Stock Exchange of Hong Kong Limited (which requires a listed issuer to ensure that if securities of the listed issuer are also listed on other stock exchanges, the Stock Exchange of Hong Kong Limited is simultaneously informed of any information released to any of such other stock exchanges and that such information is released to the market in Hong Kong at the same time as it is released to the other markets), the following announcement is published by the Company simultaneously in Hong Kong and PAH in Singapore on 21 November 2003.

By Order of the Board
Cheng Nai Ming
Company Secretary

Hong Kong, 21 November 2003

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

太平洋恩利國際控股有限公司之附屬公司
太平洋恩利（控股）有限公司
截至二零零三年九月三十日止第二季及上半年度之未經審核業績公佈

太平洋恩利國際控股有限公司（「本公司」）之董事會欣然公佈本公司擁有57.72%權益之附屬公司太平洋恩利（控股）有限公司（「恩利控股」）（其股份及認股權證於新加坡證券交易所有限公司上市）及其附屬公司（「恩利控股集團」）截至二零零三年九月三十日止第二季及上半年度之未經審核綜合業績，連同上一個財政年度同期之比較數據。

1. **恩利控股集團之收益表，連同上一個財政年度同期之比較報表**

1(a) **下表以恩利控股最近期經審核年度財務報表之格式呈列：**

恩利控股集團

	截至二零零三年九月三十日止第二季 千港元	截至二零零二年九月三十日止第二季 千港元	增加／(減少) %	截至二零零三年九月三十日止上半年 千港元	截至二零零二年九月三十日止上半年 千港元	增加／(減少) %
營業額	471,678	411,071	14.7	926,110	771,920	20.0
銷售成本	(424,421)	(363,982)	16.6	(838,554)	(691,414)	21.3
毛利	47,257	47,089	0.4	87,556	80,506	8.8
其他經營收入	264	493	(46.5)	820	3,806	(78.5)
銷售及分銷支出	(6,006)	(7,158)	(16.1)	(10,138)	(8,410)	20.5
行政支出	(9,138)	(8,889)	2.8	(20,326)	(22,917)	(11.3)
經營溢利	32,377	31,535	2.7	57,912	52,985	9.3
財務支出	(8,277)	(8,635)	(4.1)	(19,361)	(20,915)	(7.4)
除稅前溢利	24,100	22,900	5.2	38,551	32,070	20.2
稅項	(655)	(950)	(31.1)	(955)	(1,100)	(13.2)
期間淨溢利	23,445	21,950	6.8	37,596	30,970	21.4
包括利息收入之其他經營收入	264	493	(46.5)	820	3,806	(78.5)
借貸利息	(8,277)	(8,635)	(4.1)	(19,361)	(20,915)	(7.4)
折舊	(2,099)	(4,513)	(53.5)	(3,798)	(10,064)	(62.3)
外匯兌換收益／(虧損)	172	259	(33.6)	247	(103)	(339.8)
出售物業、機器及設備之虧損	(11)	-	不適用	(11)	-	不適用
出售附屬公司之收益	-	-	不適用	-	400	(100.0)

附註：

a. 由於恩利控股集團將非核心資產售予本公司後並無收取本公司行政收入，故截至二零零三年九月三十日止上半年恩利控股集團其他經營收入減少79%。

b. 恩利控股集團於去年同期將非核心資產售予本公司及出售兩艘船舶後，折舊支出減少54%。

c. 出售附屬公司之收益指出售Heng Holdings (BVI) Limited所得之溢利。

d. 恩利控股集團大部份之溢利並非產生自或源自香港，故毋須繳付香港利得稅。恩利控股集團於新加坡並無應課稅收入。

1(b)(i) **恩利控股及恩利控股集團之資產負債表，連同於上一個財政年度結算日之比較報表。**

	恩利控股集團 二零零三年九月三十日 千港元	恩利控股集團 二零零三年三月三十一日 千港元	恩利控股 二零零三年九月三十日 千港元	恩利控股 二零零三年三月三十一日 千港元
非流動資產				
物業、機器及設備	55,719	55,601	-	-
投資物業	19,800	19,800	-	-
於附屬公司之權益	-	-	796,243	701,045
其他資產	2,728	2,728	-	-
	78,247	78,129	796,243	701,045
流動資產				
存貨	255,697	300,166	-	-
貿易應收款項	390,473	498,830	-	-
已投保之貿易應收款項	107,605	76,310	-	-
其他應收款項及預付款項	189,973	149,449	225	225
墊款予供應商	17,705	5,040	-	-
應收票據	89,706	55,618	-	-
銀行結存及現金	189,755	159,134	751	6
	1,240,914	1,244,547	976	231
流動負債				
貿易應付款項	31,981	226,959	-	-
其他應付款項	7,074	20,979	-	-
稅務負債	1,369	621	-	-
結欠太平洋恩利國際控股有限公司及其附屬公司之款項	135	2,487	-	-
已投保貿易應收款項之貼現銀行融資	77,655	76,915	-	-
計息銀行借貸－即期部份	406,678	283,583	-	-
	524,892	611,544	-	-
流動資產淨值	716,022	633,003	976	231
非流動負債				
計息銀行借貸	5,545	5,867	-	-
資產淨值	788,724	705,265	797,219	701,276
資本及儲備				
股本	463,024	417,956	463,024	417,956
儲備	325,700	287,309	334,195	283,320
	788,724	705,265	797,219	701,276

	股本 千港元	股份溢價 千港元	重估儲備 千港元	匯兌儲備 千港元	商譽 千港元	滾存溢利 千港元	總計 千港元
於二零零三年四月一日之結餘	417,956	-	33	(18)	(24,883)	312,177	705,265
淨溢利	-	-	-	-	-	14,151	14,151
於二零零三年六月三十日之結餘	417,956	-	33	(18)	(24,883)	326,328	719,416
按溢價發行股份	45,068	24,526	-	-	-	-	69,594
二零零三財政年度末期股息	-	-	-	-	-	(23,731)	(23,731)
淨溢利	-	-	-	-	-	23,445	23,445
於二零零三年九月三十日之結餘	463,024	24,526	33	(18)	(24,883)	326,042	788,724
恩利控股							
於二零零二年四月一日之結餘	381,617	28,774	-	-	-	309,603	719,994
更改股份貨幣面值、拆細及合併股本	311	(811)	-	-	-	-	-
發行紅利股份	35,526	(27,963)	-	-	-	(7,563)	-
淨溢利	-	-	-	-	-	79	79
於二零零二年六月三十日之結餘	417,954	-	-	-	-	302,119	720,073
二零零二財政年度末期股息	-	-	-	-	-	(21,847)	(21,847)
行使認股權證	2	-	-	-	-	-	2
淨溢利	-	-	-	-	-	11,401	11,401
於二零零二年九月三十日之結餘	417,956	-	-	-	-	291,673	709,629
於二零零三年四月一日之結餘	417,956	-	-	-	-	283,320	701,276
淨溢利	-	-	-	-	-	64	64
於二零零三年六月三十日之結餘	417,956	-	-	-	-	283,384	701,340
按溢價發行股份	45,068	24,526	-	-	-	-	69,594
二零零三財政年度末期股息	-	-	-	-	-	(23,731)	(23,731)
淨溢利	-	-	-	-	-	50,016	50,016
於二零零三年九月三十日之結餘	463,024	24,526	-	-	-	309,669	797,219

1(d)(ii) **自上一個記錄期間以來之供股、發行紅利股份、股份購回、行使購股權或認股權證、兌換其他發行股本證券、發行股份作為現金，或作為收購之代價或為任何其他目的而產生之恩利控股股本變動詳情。亦呈列因兌換於本財政期間及於上一個財政年度同期之所有尚未行使可兌換項目而可能發行之股份數目。**

截至二零零三年九月三十日止第二季，因配售股份（50,000,000股）、行使購股權（涉及800,000股）及行使認股權證（涉及29,125股）（截至二零零二年九月三十日止第二季：行使1,500認股權證）而發行50,829,125股每股面值0.20新元之股份。

於二零零三年九月三十日，恩利控股尚有行使價為每股0.20新元之122,542,500份未行使之認股權證（二零零二年九月三十日：122,571,625份）及二零零一年購股權計劃下800,000份購股權（二零零二年九月三十日：1,600,000份）。

截至二零零三年九月三十日止第二季期間，恩利控股集團概無購回其任何股份。

2. **數據是否已經審核或審閱，並根據哪一項準則（例如新加坡核數準則910號（審閱財務報表之約定）或其他對等準則）**

此等數據並未經恩利控股之核數師審核或審閱。

3. **倘數據已經審核或審閱，則核數師報告（包括任何保留或重點）**

不適用

4. **是否採納與恩利控股最近期經審核年度財務報表相同之會計政策及計算方法。**

恩利控股及恩利控股集團已採納與截至二零零三年三月三十一日止年度經審核財務報表相同之會計政策及計算方法。

5. **倘會計政策及計算方法有任何變動（包括會計準則所需之任何規定）、變動之內容，其原因及影響**

恩利控股及恩利控股集團已採納所有於年內生效之適用新／經修訂新加坡會計準則（「SAS」），採納新／經修訂SAS並不影響本期間或前期間之業績。

6. **恩利控股集團於本期間錄得及於上一個財政年度同期之每股普通股盈利，經扣除就優先股息之任何撥備**

	恩利控股集團 截至二零零三年九月三十日止第二季度	恩利控股集團 截至二零零二年九月三十日止第二季度	恩利控股集團 截至二零零三年九月三十日止上半年	恩利控股集團 截至二零零二年九月三十日止上半年
(a) 按已發行普通股之加權平均數為基準計算	4.71港仙	4.48港仙	7.61港仙	6.32港仙
(b) 按全面攤薄為基準計算	4.31港仙	4.43港仙	7.12港仙	6.22港仙

每股基本及攤薄盈利乃依下列資料為基準計算：

a. 貿易應收款項下降乃由於銷售額相對於二零零三年一月至三月期間為恩利控股集團之傳統旺季有所下降。貿易應付款項下降亦因為相同原因所致。

b. 銀行及現金結餘上升乃由於八月尾配售股份集資69,600,000港元所致。

c. 銀行借貸上升乃由於營運資金需求上升所致。

1(b)(ii) 恩利控股集團之借貸及債務證券總額

須於一年內或少於一年內償還，或按要求償還之款額

於二零零三年九月三十日 有抵押 千港元	於二零零三年九月三十日 無抵押 千港元	於二零零三年三月三十一日 有抵押 千港元	於二零零三年三月三十一日 無抵押 千港元
646	406,032	646	282,937

須於一年後償還之款額

於二零零三年九月三十日 有抵押 千港元	於二零零三年九月三十日 無抵押 千港元	於二零零三年三月三十一日 有抵押 千港元	於二零零三年三月三十一日 無抵押 千港元
5,545	–	5,867	–

任何抵押品之詳情

恩利控股集團將賬面淨值總額約為21,000,000港元（二零零三年三月三十一日：21,500,000港元）之土地及樓宇，作為銀行授予恩利控股集團之按揭貸款之抵押。

1(c) 恩利控股集團之現金流量表，連同上一個財政年度同期之比較報表。

	截至二零零三年九月三十日止第二季 千港元	截至二零零二年九月三十日止第二季 千港元	截至二零零三年九月三十日止上半年 千港元	截至二零零二年九月三十日止上半年 千港元
經營業務				
經營溢利	32,377	31,535	57,912	52,985
經下列各項調整：				
利息收入	(197)	(367)	(397)	(748)
折舊及攤銷費用	2,099	4,513	3,798	10,064
出售物業、機器及設備之虧損	11	–	11	–
出售附屬公司所得之收益	–	–	–	(400)
未計營運資金變動之營運現金流量	34,290	35,681	61,324	61,901
存貨	93,115	5,746	44,469	69,264
應收貿易款項、其他應收款項及預付款項	(141,169)	227,458	36,538	130,157
墊款予供應商	(13,971)	17,840	(12,665)	36,394
應收票據	(3,126)	–	(34,088)	–
已投保貿易應收款項之貼現銀行融資	17,880	17,262	740	(25,602)
貿易及其他應付款項	17,156	(18,507)	(208,883)	(20,637)
	4,175	285,480	(112,565)	251,477
長期應收款項	–	3,124	–	3,124
來自經營業務之現金	4,175	288,604	(112,565)	254,601
已付利息	(8,277)	(8,636)	(19,361)	(20,915)
已付所得稅	–	–	(207)	(550)
(用作)來自投資業務之現金淨額	(4,102)	279,968	(132,133)	233,136
投資業務				
已收股息	197	367	397	748
出售物業、機器及設備所得款項	5	195	5	195
購買物業、機器及設備	(3,929)	(58)	(3,932)	(58)
出售附屬公司所得之現金流入淨額	–	–	–	45,417
(用作)來自投資業務之現金淨額	(3,727)	504	(3,530)	46,302
融資業務				
已付股息	(23,731)	(21,847)	(23,731)	(21,847)
發行普通股	69,594	2	69,594	2
墊支自（償還予）太平洋恩利國際控股有限公司及其附屬公司之現金淨額	73	(8,775)	(2,352)	(36,242)
籌得（償還）之銀行借貸淨額	57,775	(256,985)	122,773	(247,018)
來自(用作)融資業務之現金淨額	103,711	(287,605)	166,284	(305,105)
現金及現金等值項目增加(減少)淨額	95,882	(7,133)	30,621	(25,667)
期初之現金及現金等值項目	93,873	41,495	159,134	60,029
期終之現金及現金等值項目	189,755	34,362	189,755	34,362

1(d)(i) 恩利控股及恩利控股集團，呈列(i)所有股本變動或(ii)除因資本化發行及分派予股東所產生之變動以外之股本變動之報表，連同上一個財政年度同期之比較報表。

	股本 千港元	股份溢價 千港元	重估儲備 千港元	匯兌儲備 千港元	商譽 千港元	保留溢利 千港元	總計 千港元
恩利控股集團							
於二零零二年四月一日之結餘	381,617	28,774	13,709	–	(24,883)	254,750	653,967
更改股份貨幣面值、拆細及合併股本	811	(811)	–	–	–	–	–
發行紅利股份	35,526	(27,963)	–	–	–	(7,563)	–
出售附屬公司	–	–	(13,584)	–	–	13,584	–
淨溢利	–	–	–	–	–	9,020	9,020
於二零零二年六月三十日之結餘	417,954	–	125	–	(24,883)	269,791	662,987
二零零二財政年度末期股息	–	–	–	–	–	(21,847)	(21,847)
行使認股權證	2	–	–	–	–	–	2
淨溢利	–	–	–	–	–	21,950	21,950
於二零零二年九月三十日之結餘	417,956	–	125	–	(24,883)	269,894	663,092

溢利	23,445,000港元	21,950,000港元	37,596,000港元	30,970,000港元
計算每股基本盈利所用普通股加權平均數（附註）	498,027,825	490,293,021	494,182,043	490,292,761
就下列各項對攤薄普通股之潛在影響				
購股權	545,845	73,394	424,931	1,187,393
認股權證	44,990,210	5,622,596	33,749,934	6,485,310
計算每股攤薄盈利所用普通股加權平均數	543,563,880	495,989,011	528,356,908	497,965,464

附註：計算二零零三年第二季及二零零三年財務年度上半年每股基本盈利所用普通股加權平均數，已透過二零零三年財政年度內將股份更改貨幣面值及發行紅利股份之影響而予以調整。

7. 恩利控股及恩利控股集團之每股普通股資產淨值乃按恩利控股於(a)本記錄期間及(b)上一個財政年度之結算日之已發行股本計算

	恩利控股集團 二零零三年九月三十日	恩利控股集團 二零零三年三月三十一日	恩利控股 二零零三年九月三十日	恩利控股 二零零三年三月三十一日
按於該期間結算日以現有已發行股本為基準之每股普通股有形資產淨值	1.46港元	1.44港元	1.47港元	1.43港元

8. 恩利控股集團之業務表現回顧，以合理了解恩利控股集團之業務為限。回顧必需探討任何影響恩利控股集團於本財務期間之營業額、成本及盈利之因素，包括（如適用）季節性或周期因素。回顧亦必需探討任何影響恩利控股集團於本財務期間之現金流量、營運資金、資產或負債之因素。

二零零四年第二季（「第二季」）相對於二零零三年第二季

回顧期內，恩利控股集團錄得營業額472,000,000港元，較二零零三年財政年度第二季之411,000,000港元上升約15%，在營業額上升之情況下，恩利控股股東應佔之淨溢利亦有7%之增長，由22,000,000港元增加至23,000,000港元。

二零零四財政年度第二季期間急凍海產之銷售額增加15%至464,000,000港元，佔恩利控股集團總營業額約98.4%，此乃由於中華人民共和國（「中國」）對急凍海產之需求持續增長所致，蔬菜之銷售額穩定增長，銷售額貢獻為8,000,000港元，較二零零三財政年度上一財政期間增長約8%。

就地區性而言，中國仍為恩利控股集團之最大市場，於二零零四財政年度第二季，對中國之銷售額上升19%至406,000,000港元，佔恩利控股集團總營業額約86%。

二零零四年財政年度第二季，進口中國食品之規例出現重大轉變。為確保品質及更有效地跟進進口到中國食品之來源地，現已實施新規例。根據新規例，所有進口食品必須附有中文標籤。因此，為符合此項新規例，所有貨品必須重新包裝，產生重新包裝成本及耽擱了付運貨品予買家之時間。這對二零零四財政年度第二季之貨品供應構成短暫之干擾。重新包裝成本增加無可避免地對恩利控股集團之毛利率構成影響，由二零零三財政年度第二季之11.4%減少至二零零四財政年度第二季之10.0%。然而，由於客戶直接從港口即時提取貨物，以解決貨品臨時延遲付貨的影響，使需要冷藏之貨品數量減少，令冷藏成本下降，銷售開支下降而紓緩了重新包裝成本增加之影響。恩利控股集團邊際利潤之下降由二零零三年第二季之5.3%減少至二零零四年第二季之5.0%，正反映這方面之主要影響。

二零零四年上半年相對於二零零三年上半年

恩利控股集團於二零零四年財政年度上半年之營業額上升20%至926,000,000港元。同樣地，恩利控股股東應佔溢利亦上升21%至37,600,000港元。

急凍海產之營業額仍然佔恩利控股集團營業額之最大比重，於回顧財政年度上半年期間上升20%至903,000,000港元。就地區性而言，中國仍為恩利控股集團銷售之最大市場，佔其總營業額之89%。往中國之銷售額上升29%至823,000,000港元。

二零零四年財政年度上半年之銷售、行政及財務支出減少，紓緩了對恩利控股集團之毛利率（由二零零三財政年度上半年之10.43%下降至二零零四財政年度同期之9.11%）之攤薄影響。另一方面，純利率維持於4.1%之水平。

9. 倘先前已向恩利控股股東披露預測或前瞻性陳述，預測或前瞻性陳述與真確業績之差別

恩利控股集團於二零零四財政年度第二季之業績表現與之前公佈二零零四財政年年度第一季財務業績時刊發之預測一致。

10. 於本公佈日期恩利控股集團所從事之行業之競爭條件及於下一個申報期間及未來12個月可能影響恩利控股集團之任何已知因素或事宜之註釋

恩利控股集團將繼續擴展其於中國之經營以專注於經營成本合理化及拓展其市場推廣服務。

此外，恩利控股集團亦將開拓商機，透過合營或收購而參予深海捕魚活動。特別由於最近配售股份籌得約69,600,000港元，恩利控股集團現時之現金水平雄厚，具備擴展業務之大好合營優勢。

在無不可預見之情況下，恩利控股集團董事預期恩利控股集團於本財政年度仍然保持盈利能力。

11. 股息

(a) 本財政期間之記錄

於記錄財政期間有否宣派任何股息？ 無

(b) 上一個財政年度同期

上一個財政年度同期有否宣派任何股息？ 無

(c) 派付日期

不適用

(d) 暫停辦理股份過戶手續日期

不適用

12. 倘並無宣派／建議股息，其影響之聲明

於回顧期內並無宣派股息

本公佈之要旨

本公告由恩利控股遵照新加坡交易所證券交易有限公司證券之上市手冊編製公告之複本，遵照本公司與香港聯合交易所有限公司簽訂的上市協議（該協議要求上市發行人保證：如果上市發行人之證券同時在其他交易所上市，香港聯合交易所有限公司將被同時通知向任何該等其他交易所發布的信息，而且該等信息將與向其他市場發布的同時，向香港市場發布）第2(2)節之規定，以下公告由本公司於二零零三年十一月二十一日同時在香港和由恩利控股在新加坡刊發。

承董事會命
公司秘書
鄭乃銘

香港，二零零三年十一月二十一日



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS ANNOUNCEMENT

FINANCIAL HIGHLIGHTS

	2003	2002	Change
Turnover *(HK$m)*	1,695	1,453	+16.7%
Operating profit *(HK$m)*	101	95	+7.1%
Profit attributable to shareholders *(HK$m)*	49	41	+18.9%
Earnings per share – basic *(HK cents)*	6.8	6.1	+11.5%
Net tangible assets per share *(HK$)*	1.16	1.06	+9.4%

UNAUDITED INTERIM RESULTS

The directors of Pacific Andes International Holdings Limited (the "Company") are pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2003 together with the unaudited comparative figures for the corresponding period in 2002 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30 September 2003

	Notes	Six months ended 30.9.2003 HK$'000 (unaudited)	30.9.2002 HK$'000 (unaudited)
Turnover	3	1,695,213	1,453,105
Cost of sales		(1,497,710)	(1,279,000)
Gross profit		197,503	174,105
Other operating income		9,378	6,847
Selling and distribution expenses		(42,348)	(31,067)
Administrative expenses		(63,310)	(55,333)
Profit form operations	4	101,223	94,552
Interest expenses		(35,359)	(39,553)
		65,864	54,999
Share of results of associates		94	141
Profit before taxation		65,958	55,140
Taxation	5	(2,865)	(1,821)
Profit before minority interests		63,093	53,319
Minority interests		(14,235)	(12,244)
Net profit for the period		48,858	41,075
Dividend	6	–	–
Earnings per share (cents) Basic	7	6.8	6.1
Diluted		6.5	5.9

Notes:

1. Basis of Preparation

The unaudited condensed financial statements have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants, and with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. Principal Accounting Policies

The unaudited condensed consolidated financial statements have been prepared under the historical cost convention, as modified for the revaluation of land and buildings, investment properties and certain investments in securities.

The accounting policies adopted are consistent with those adopted in the preparation of the Group's annual financial statements for the year ended 31 March 2003, except as described below.

In the current period, the Group has adopted SSAP 12 (Revised) "Income Taxes". The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts have been restated accordingly.

As a result of this change in policy, the opening balance on retained profits at 1 April 2003 has been increased by HK$255,000 (1 April 2002: decreased by HK$108,000). The balances on the Group's goodwill reserve and asset revaluation reserve at 1 April 2003 have been decreased by HK$5,458,000 and HK$7,639,000 respectively (1 April 2002: decreased by HK$5,458,000 and HK$7,363,000 respectively). The profit for the six months ended 30 September 2003 have been decreased by HK$61,000 (six months ended 30 September 2002: HK$Nil). The asset revaluation reserve at 30 September 2003 has been decreased by HK$393,000 (six months ended 30 September 2002: HK$Nil).

3. Turnover and Segment Information

The turnover and segment results of the Group analysed by principal activity and geographical market are as follows:

Business Segment

30.9.2003	Frozen fish HK$'000 (unaudited)	Fillets and portions HK$'000 (unaudited)	Shipping services HK$'000 (unaudited)	Vegetables HK$'000 (unaudited)	Total HK$'000 (unaudited)
TURNOVER					
External sales *(Note)*	871,241	800,402	6,970	16,600	1,695,213
RESULT					
Segment result	69,395	84,243	(93)	1,610	155,155
Unallocated corporate expenses					(53,932)
Profit from operations					101,223
Interest expenses					(35,359)
Share of results of associates		94			94
Profit before taxation					65,958
Taxation					(2,865)
Profit before minority interests					63,093

30.9.2002	Frozen fish HK$'000 (unaudited)	Fillets and portions HK$'000 (unaudited)	Shipping services HK$'000 (unaudited)	Vegetables HK$'000 (unaudited)	Total HK$'000 (unaudited)
TURNOVER					
External sales *(Note)*	758,378	678,015	3,988	12,724	1,453,105
RESULT					
Segment result	68,239	70,563	157	4,080	143,039
Unallocated corporate expenses					(48,487)
Profit from operations					94,552
Interest expenses					(39,553)
Share of results of associates	-	141	-	-	141
Profit before taxation					55,140
Taxation					(1,821)
Profit before minority interests					53,319

Note: There is no inter-segment sales between different business segments for the periods ended 30 September 2003 and 30 September 2002.

Geographical Segment

The Group's operations are located in the People's Republic of China (the "PRC"), North America, Western Europe and Japan.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	Turnover Six months ended 30.9.2003 HK$'000 (unaudited)	30.9.2002 HK$'000 (unaudited)
PRC	807,813	645,056
North America	419,325	415,579
Western Europe	367,294	291,743
Japan	76,529	83,525
Others	24,252	17,202
	1,695,213	1,453,105

4. Profit from Operations

Profit from operations has been arrived at after charging (crediting):

	30.9.2003 HK$'000 (unaudited)	30.9.2002 HK$'000 (unaudited)
Depreciation	11,728	15,923
Gain on deemed disposal of interest in a non-wholly owned subsidiary	(377)	–

5. Taxation

	Six months ended 30.9.2003 HK$'000 (unaudited)	30.9.2002 HK$'000 (unaudited)
The charge comprises:		
Current tax		
Hong Kong	2,694	1,821
Other jurisdictions	110	–
	2,804	1,821
Deferred tax		
Attributable to change in tax rate in Hong Kong	61	–
	2,865	1,821

Hong Kong Profits Tax is calculated at 17.5% (six months ended 30.9.2002: 16%) of the estimated assessable profit for the year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

A substantial portion of the Group's profit is neither arose in, nor is derived from Hong Kong and accordingly it is not subject to Hong Kong Profits Tax.

6. Dividend

The directors do not recommend the payment of an interim dividend for the six months ended 30 September 2003 (2002: HK$Nil).

On 8 October 2003, a dividend of HK4.5 cents (2002: HK4.0 cents) was paid to shareholders as the final dividend of year ended 31 March 2003.

7. Earnings per Share

The calculation of basic and diluted earnings per share is based on the following data:

	30.9.2003 HK$'000 (unaudited)	30.9.2002 HK$'000 (unaudited)
Earnings for the purposes of basic and diluted earnings per share	48,858	41,075
Weighted average number of ordinary shares for the purposes of basic earnings per share	713,888,351	677,730,403
Effect of dilutive potential ordinary shares in respect of:		
Share options	3,207,942	19,246,833
Warrants	34,016,987	–
	751,113,280	696,977,236

DIVIDEND

Since 2001, the Board of Directors has declared a dividend pay-out policy of one third of net profits once every year as a final dividend. As such, the directors do not declare any interim dividend for the six months ended 30 September 2003.

BUSINESS REVIEW

Pacific Andes recorded a very solid performance in the first half of FY2004, with turnover increasing 16.7% over the corresponding period last year, to HK$1,695.0 million, and net profits rising by 18.9%, to HK$48.9 million. Earnings per share were HK6.8 cents, increasing 11.5% against last year's HK6.1 cents.

During the six months under review, the economy slowdown in United States and European Union, the outbreak of the Severe Acute Respiratory Syndrome ("SARS") and the War in Iraq, affected the confidence of consumers worldwide. Despite this, we are able to overcome. This is attributed to continual relocation of fillet and portion processing from different parts of the world to the PRC.

Sales were driven by good performances across all our existing product sectors, all of which recorded a double-digit growth. Frozen seafood consumption in the PRC continues to rise, as consumers around the country develop a more varied diet and there is improved cold storage and domestic distribution from the coastal regions to both the country's heartland, and its more isolated areas. At the same time, consumption of fillet and portions in western countries continues to increase in line with the increasing demand for light meals and convenience products.

Driven by our corporate goal for market expansion and product diversification, the Group has been looking for lucrative and potential opportunities to further expand our existing market and product range. We acquired the American leading stuffed clam producer, Matlaw's Frozen Seafood Product Line ("Matlaw"), from Frozen Specialties, Inc., through our 60%-owned US subsidiary, National Fish & Seafood, Inc. ("NFS"), in August 2003. The acquisition includes the Matlaw's brands for stuffed clam, crab and scallop products, formulae, production equipment and inventory.

OPERATIONS REVIEW

Market Analysis

The PRC remains the single largest and most significant market for the Group, recording the highest growth rate. During the review period, sales to the PRC rose 25.2%, from HK$645.1 million, to HK$807.8 million, accounting for 48% of the Group's total sales. This promising growth was mainly due to the increasing popularity of white fish in the local diet. In addition, the logistical arrangements, supported via warehouses in different locations and inland transportation, facilitated effective domestic distribution to both the country's heartland and its more isolated areas. These arrangements have been well received by our customers, allowing them to reduce their inventory holdings and enhance their cash flow. Likewise for Pacific Andes, these arrangements have not only expanded our customer base, they have allowed us to serve customers whose orders are smaller. We believe that this system will continue to generate promising returns for the Group, further increasing customers' dependence on Pacific Andes, and enhancing our penetration into this huge and promising market.

During the period under review, in a move to ensure the quality and traceability of the origins of imported foodstuff into the country, the PRC government implemented a new regulation for foodstuff imports. Under the new rule, all imported foodstuffs are required to carry labels in the Chinese language. Consequently, in compliance with this new regulation, the Group had to relabel all of its cargo. This incurred additional relabelling costs. Goods delivery to customers was also temporarily delayed. Distribution activities have now returned to normal.

Sales to Western Europe surged by 25.9%, to HK$367.3 million, during the review period. The increase resulted primarily from the increasing demand for light meals and convenience products in the EU countries. The European market accounts for 22% of the Group's total sales, consisting of a sales mix of fish fillets and portions and vegetable products.

Sales to the U.S. market increased 0.9%, to HK$419.3 million, accounting for 25% of the Group's total sales. Meanwhile, the Group continued to explore growth potential in the U.S. market via the acquisition, in August of this year, of Matlaw, a leading stuffed clam producer, with an established business foundation of 40 years in the U.S. By integrating this established business and utilizing its clientele and distribution network, Pacific Andes is looking forward to supplementing our existing frozen fish fillets and portions business in the U.S. As the acquisition of Matlaw was only completed by end of August 2003, the contribution from the Matlaw was insignificant during the review period.

The Japanese market recorded sales of HK$76.5 million, compared with last year's HK$83.5 million.

Product Analysis

Frozen fish, primarily sold in the PRC market, remained the single largest product, accounting for 51% of the Group's total sales. Owing to the increasing popularity of our frozen fish products, together with our dedicated efforts to extend our distribution network in the territory, sales of frozen fish rose 14.9%, to HK$871.2 million, during the review period.

Sales of fillets and portions increased 18.1%, to HK$800.4 million, compared to last year's HK$678.0 million. The growth primarily came from the Western Europe market, where there is a booming demand for fillets and portions. The Group has dedicated efforts to strengthen the processing capacity, increasing the number of processing factories from 18 to 20 factories, since April 2003.

Sales of vegetables continued to grow steadily, delivering a sales contribution of HK$16.6 million, which represents an increase of 30.5% on a year-on-year basis.

FINANCIAL REVIEW

The Group had centralized funding for all its operations at the Group level. This policy achieves better control of treasury operations and lower average cost of funds. The Group's major borrowings are in US Dollars and HK Dollars. Borrowings are based on LIBOR or HK Best Lending rates. As the Group's revenue is mainly in US Dollars and major payments are either in US Dollars or HK Dollars, currency risk is relatively low.

As at 30 September 2003, total borrowings of the Group amounted to HK$960 million, most of which was used for trade financing. This 23% increase is at a similar rate to the Group's turnover growth. Cash on hand amounted to HK$252 million, resulting in a net debt to equity ratio of 47%. The Group continues its policy of maintaining a prudent gearing ratio.

PROSPECTS

The PRC will continue to be our sales focus. Demand there for frozen fish and seafood products is expected to continue to grow and, therefore, the Group will continue to expand operations there, with a primary objective of profit margin enhancement and expansion of marketing activities.

Leveraging Matlaw's established fundamentals, its well-received brand names, and its nation-wide distribution network with mega supermarket chains and food distributors in the U.S., synergies will be achieved by sharing production, marketing, distribution and logistics resources. We are confident we will translate Matlaw's strengths into both sustainable profitability and an ability to offer additional new products. This will further extend Pacific Andes' reach within this market.

With growing demand from our customers for our fillets and portions, the Group will continue its endeavors to increase processing volume. Plans for the construction of the new processing plant in China have encountered some delay in obtaining land title document. However, we expect to obtain land title document in two to three months time. Once land title is approved, major construction can start immediately. It is expected that building work can be completed within twelve months.

In addition to organic growth, we will be exploring opportunities, through joint venture or acquisition, to expand our business portfolio to deep-sea fishing operations. This will enable us to more fully integrate our business operation.

In summary, we confidently see our business well positioned to deliver even better results in the second half of the year.

PURCHASE, SALE OR REDEMPTION

During the six months ended 30 September 2003, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities of the Company during the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial matters including the review of the unaudited interim financial statements for the six months ended 30 September 2003.

The interim financial reports have been reviewed by the Company's auditors, in accordance with Statement of Audit Standards No. 700 "Engagements to review interim financial reports".

The members of the Audit Committee are Mr. Lew V. Robert (chairman) and Mr. Kwok Lam Kwong, Larry, the two independent non-executive directors of the Company.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of information that would reasonably indicate that the Company is not in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Code of Best Practice") except that its non-executive directors are not appointed for a specific term. Pursuant to the bye-laws of the Company, directors, including non-executive directors, of the Company will retire by rotation on an average of three years and their appointments will be reviewed when they are due for re-election which in the opinion of the Company meets the same objective as the guideline set out in the Code of Best Practice.

PUBLICATION OF ANNUAL RESULTS ON THE STOCK EXCHANGE

A detailed announcement of interim results of the Group for the six months ended 30 September 2003, containing all the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules of the Stock Exchange of Hong Kong Limited, will be published on the website of the Stock Exchange in due course.

By Order of the Board
Ng Joo Siang
Managing Director

Hong Kong, 17 December 2003

(2)



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

中期業績公佈

財務摘要

	二零零三年	二零零二年	變動
營業額（百萬港元）	1,695	1,453	+16.7%
經營溢利（百萬港元）	101	95	+7.1%
股東應佔溢利（百萬港元）	49	41	+18.9%
每股盈利－基本（港仙）	6.8	6.1	+11.5%
每股有形資產淨值（港元）	1.16	1.06	+9.4%

未經審核之中期業績

太平洋恩利國際控股有限公司（「本公司」）之董事欣然公佈本公司及各附屬公司（「本集團」）截至二零零三年九月三十日止六個月之未經審核綜合中期業績，連同二零零二年同期之未經審核比較數字如下：

簡明綜合收入報表

截至二零零三年九月三十日止六個月

	附註	截至九月三十日止六個月 二零零三年 千港元 （未經審核）	 二零零二年 千港元 （未經審核）
營業額	3	1,695,213	1,453,105
銷售成本		(1,497,710)	(1,279,000)
毛利		197,503	174,105
其他經營收益		9,378	6,847
銷售及分銷支出		(42,348)	(31,067)
行政支出		(63,310)	(55,333)
經營溢利	4	101,223	94,552
利息支出		(35,359)	(39,553)
		65,864	54,999
所佔聯營公司業績		94	141
除稅前溢利		65,958	55,140
稅項	5	(2,865)	(1,821)
未計少數股東權益前溢利		63,093	53,319
少數股東權益		(14,235)	(12,244)
期內純利		48,858	41,075
股息	6	–	–
每股盈利（仙）			
基本	7	6.8	6.1
攤薄		6.5	5.9

附註：

1. **編製基準**

本未經審核簡明財務報表乃根據香港會計師公會所頒佈之會計實務準則（「會計實務準則」）第25號「中期財務申報」而編製，並已遵照香港聯合交易所有限公司（「聯交所」）證券上市規則附錄16之適用披露規定。

2. **主要會計政策**

本未經審核簡明財務報表乃按照歷史成本慣例編製，並已就重估土地及樓宇、投資物業及若干證券投資作出修訂。

除下文所述者外，編製中期財務報告所採納之會計原則概與本集團截至二零零三年三月三十一日止年度之年度財務報表所採納者一致。

期內，本集團已採納會計實務準則第12號（經修訂）「所得稅」。實施會計實務準則第12號（經修訂）之主要影響乃涉及遞延稅項。於過往年度，本公司已使用收益表負債方法提撥部分撥備（即除卻該等預期於可見將來不可撤回之時差以外，因時差產生之負債均予以確認）。會計實務準則第12號（經修訂）要求採用資產負債表債務方法，除有限之例外情況外，遞延稅項乃就財務報表內資產及負債賬面值與計算應課稅溢利所使用之相應稅務基礎兩者之間所有暫時差別予以確認。在會計實務準則第12號（經修訂）並無任何指明過渡性安排情況下，此新會計政策已被有追溯性地採納。因此，比較數字已予重新列賬。

基於此項政策上之改變，於二零零三年四月一日保留溢利之期初結餘增加255,000港元（二零零二年四月一日：減少108,000港元）。於二零零三年四月一日本集團之商譽儲備及資產重估儲備分別減少5,458,000港元及7,639,000港元（二零零二年四月一日：分別減少5,458,000港元及7,363,000港元）。於截至二零零三年九月三十日止六個月之溢利減少61,000港元（截至二零零二年九月三十日止六個月：零港元）。於二零零三年九月三十日資產重估儲備減少393,000港元（截至二零零二年九月三十日止六個月：零港元）。

6. **股息**

董事不擬宣派截至二零零三年九月三十日止六個月之中期股息（二零零二年：零港元）。

於二零零三年十月八日，本公司向股東派付截至二零零三年三月三十一日止年度之末期股息每股4.5港仙（二零零二年：4.0港仙）。

7. **每股盈利**

每股基本及攤薄盈利乃按下列各項計算：

	二零零三年 九月三十日 千港元 （未經審核）	二零零二年 九月三十日 千港元 （未經審核）
計算每股基本及攤薄盈利之盈利	48,858	41,075
每股基本盈利之普通股加權平均數	713,888,351	677,730,403
下列認購權對攤薄普通股之潛在影響：		
購股權	3,207,942	19,246,833
認股權證	34,016,987	–
	751,113,280	696,977,236

股息

自二零零一年起，董事採納一項股息派發政策，每年派發股息一次，以本集團純利之三分一作為末期股息。因此，董事不擬宣派截至二零零三年九月三十日止六個月之中期股息。

業務回顧

本集團截至二零零三年九月三十日止六個月取得相當令人滿意的業績，營業額比去年同期增加了16.7%，達到港幣1,695,000,000元，且純利增加18.9%，達到港幣48,900,000元。每股盈利為6.8港仙，比去年同期的6.1港仙增加了11.5%。

回顧期內，全球的消費者的信心受到歐美經濟疲弱、非典型肺炎（「SARS」）之爆發以及美國與伊拉克戰爭的影響。儘管如此，我們皆能一一解決，這全賴在全球各地的魚柳及魚切塊之加工工序正持續地轉移至中國。

我們現有各項產品都錄得雙位數字的增長，良好的銷售情況帶動了整體的銷售額。在地區銷售方面，中華人民共和國（「中國」）的冷凍海產銷售持續攀升，因為該國各地的消費者已開始追求多樣化的飲食，而且從沿岸地區運送到該國心臟地區以及較偏遠地區的冷藏食品與國內分銷的網絡已有改善。同時，銷往歐美國家之魚柳和魚塊的消耗量隨著輕食和便利食品的需求漸增而持續增加。

在拓展市場和發展多元化產品的目標帶動下，本集團一直在尋找潛在的商機，以便進一步擴大現有的市場和產品種類。我們透過旗下持有60%股權的美國子公司National Fish & Seafood, Inc.（「NFS」）在二零零三年八月從Frozen Specialties, Inc.手中收購了美國的主要釀蜆生產商Matlaw's Frozen Seafood Product Line（「Matlaw」）。此項收購包含Matlaw公司的釀蜆、蟹和扇貝產品的品牌、配方、生產設備和存貨。

營業回顧

市場分析

中國依然是本集團最大且最重要的市場，而且錄得最高的增長率。在回顧期內，對中國的銷售額從港幣645,100,000元增加到港幣807,800,000元，上升了25.2%，佔本集團總銷售額的48%。此一充滿前景的增長主要是因為白肉魚在當地的飲食文化中漸漸流行。此外，透過不同地點之倉庫支援及有效率的物流安排，促進了國內心臟地區和比較偏遠地區的分銷。我們的顧客普遍接受這樣的物流安排，因為這可讓他們降低庫存數量並增加他們的現金流量。不僅顧客得益，我們也一樣受惠，這些安排不僅擴大我們的顧客基礎，也容許我們為訂單較少的顧客服務。我們相信，此一制度會繼續為本集團獲取可觀的回報率，進而增加顧客對本集團的信賴，並增加我們在這個龐大又有前景的市場的佔有率。

在回顧期內，為了確保品質並加快追溯食品進口來源地，中國政府對進口食品實施了新的規定。依據新的規定，所有進口食品需附有中文標籤。因此，為了符合這項新規定，本集團必須重新標籤所有貨物。這些額外的工作不單提高了標籤成本，亦令部分貨物交收時間受到延誤。不過那只是屬於短暫的延誤，分銷活動現在已回復正常。

3. **營業額及分類資料**

以下為本集團按主要業務及地區市場劃分之營業額及經營溢利之分析：

按業務分類

二零零三年九月三十日	冷凍魚類 千港元 (未經審核)	魚柳及魚切塊 千港元 (未經審核)	船務服務 千港元 (未經審核)	蔬菜 千港元 (未經審核)	總計 千港元 (未經審核)
營業額					
對外銷售(附註)	871,241	800,402	6,970	16,600	1,695,213
業績					
分類業績	69,395	84,243	(93)	1,610	155,155
未分配集團支出					(53,932)
經營溢利					101,223
利息支出					(35,359)
所佔聯營公司業績		94			94
除稅前溢利					65,958
稅項					(2,865)
未計少數股東權益前溢利					63,093

二零零二年九月三十日	冷凍魚類 千港元 (未經審核)	魚柳及魚切塊 千港元 (未經審核)	船務服務 千港元 (未經審核)	蔬菜 千港元 (未經審核)	總計 千港元 (未經審核)
營業額					
對外銷售(附註)	758,378	678,015	3,988	12,724	1,453,105
業績					
分類業績	68,239	70,563	157	4,080	143,039
未分配集團支出					(48,487)
經營溢利					94,552
利息支出					(39,553)
所佔聯營公司業績	–	141	–	–	141
除稅前溢利					55,140
稅項					(1,821)
未計少數股東權益前溢利					53,319

附註： 截至二零零三年九月三十日止及二零零二年九月三十日止期間，各業務分類之間並無任何銷售。

按市場區域分類

本集團業務分佈於中華人民共和國(「中國」)、北美洲、西歐及日本各地。

下表載列本集團按市場區域分類的銷售分析(不論貨物／服務來源地)：

	營業額 截至九月三十日止六個月 二零零三年 千港元 (未經審核)	二零零二年 千港元 (未經審核)
中國	807,813	645,056
北美	419,325	415,579
西歐	367,294	291,743
日本	76,529	83,525
其他	24,252	17,202
	1,695,213	1,453,105

4. **經營溢利**

經營溢利已扣除(計入)下列各項：

	二零零三年九月三十日 千港元 (未經審核)	二零零二年九月三十日 千港元 (未經審核)
折舊	11,728	15,923
視作出售於一家非全資附屬公司權益之收益	(377)	–

5. **稅項**

	截至九月三十日止六個月 二零零三年 千港元 (未經審核)	二零零二年 千港元 (未經審核)
稅款包括：		
本期稅項		
香港	2,694	1,821
其他司法管轄權區	110	–
	2,804	1,821
遞延稅項		
香港稅率變動應佔	61	–
	2,865	1,821

香港利得稅按照年內估計應課稅溢利17.5%(二零零二年九月三十日止六個月：16%)計算。

在其他司法管轄權區產生之稅項乃按有關司法管轄權區當時之稅率計算。

由於本集團大部分溢利並非產生自或源自香港，故毋須繳納香港利得稅。

在回顧期內，西歐市場的銷售額激增了25.9%，達到港幣367,300,000元。此一增加主要因為歐洲國家對輕食和便利產品的需求增加。歐洲市場佔本集團總銷售額的22%，此包括魚柳和魚塊及蔬菜產品的銷售組合。

北美市場的銷售額則增加了0.9%，達到港幣419,300,000元，佔本集團總銷售額的25%。同時，本集團於二零零三年八月份收購Matlaw(在美國已有40年事業基礎的一家主要鱈蜆生產商)，透過此項收購增加本集團在美國市場的開發潛力，亦期望藉著整合這家公司並利用其顧客和分銷網絡，幫助本集團發展在美國現有的冷凍魚柳和魚塊事業。由於 Matlaw的收購才剛在二零零三年八月底完成，所以在回顧期內從Matlaw分銷的產品並不多。

日本市場與去年的港幣83,500,000元相比，錄得了港幣76,500,000元。

產品分析

就總營業額而言，以中國為主市場之冷凍魚類仍為最大宗的單一產品，佔本集團總銷售額的51%。在回顧期內，由於本集團冷凍魚產品數目增加，加上本集團致力拓展我們在該區域內的配銷網絡，冷凍魚的銷售額上升了14.9%，達到港幣871,200,000元。

魚柳和魚塊的銷售額與去年的港幣678,000,000元相比，增加了18.1%，達到港幣800,400,000元。此一增長主要是來自西歐市場，該市場對魚柳和魚塊的需求極大。本集團已致力加強加工產量，加工廠的數目由二零零三年四月開始，從18家增至20家。

蔬菜的銷售額持續穩定增長，銷售額達港幣16,600,000元，較去年同期數字增加了30.5%。

財務回顧

本集團採取集中化資金運作。此政策使資金運作更有效，而且降低資金的平均成本。本集團的主要借貸有美元和港幣。借款以LIBOR(倫敦銀行間拆放貸款利率)或香港最優惠貸款利率計息。由於本集團的收入主要是美元，而主要付款是美元或港幣，所以貨幣風險相當低。

到二零零三年九月三十日為止，本集團的貸款總額為港幣960,000,000元，大部份貸款為貿易融資。貸款總額增長23%，跟本集團營業額增長比率相近。手持現金為港幣252,000,000元，淨資產負債比率為47%。本集團繼續採取維持審慎負債比率的政策。

展望

中國將繼續成為我們的銷售重點，對冷凍魚和海產的需求可望持續增長。因此，本集團會將繼續擴大在中國的業務，並朝著增加利潤和擴大市場的目標前進。

本集團會利用Matlaw的成熟品牌，以及其在美國的龐大連鎖超級市場及食品經銷商的全國分銷網絡，從而達至分享生產、分銷和物流資源的協同作用。我們有信心可將Matlaw的優勢轉為強勁的獲利能力以及供應其他新產品的能力。這將進而擴大本集團在此一市場內的業務範圍。

隨著顧客對本集團生產之魚柳和魚塊的需求日益增長，本集團將繼續努力增加產量。本集團在中國興建新加工廠的計劃因未取得土地使用權文件而遭到一些延誤，但我們預期可在二至三個月的時間內取得土地使用權文件。當土地使用權文件獲得有關方面批准後，便可立即展開主要施工，而建造工程預計可在十二個月內完工。

同時，我們將繼續尋找商機，透過合資或收購將本集團的業務投資組合拓展至深海捕魚業務方面，使我們更充分整合本集團的營運。

總括來說，我們有信心見到本集團的業務會更進步，並在今年下半年交出更好的成績。

買賣或贖回

截至二零零三年九月三十日止六個月，本公司或其任何附屬公司於期內概無買賣或贖回本公司任何上市證券。

審核委員會

審核委員會與管理層已審閱本集團所採納之會計原則及慣例，並討論了有關核數、內部監控及財務事宜，包括審閱截至二零零三年九月三十日止六個月之未經審核中期財務報表。

中期財務報表已由本公司之核數師按照核數準則第700號「審閱中期財務報表之委聘」之規定進行審閱。

審核委員會之成員為劉嘉彥先生(主席)及郭琳廣先生，兩位均為本公司之獨立非執行董事。

最佳應用守則

據本公司董事所知，現時並無任何資料可合理顯示本公司並無遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則(「最佳應用守則」)之規定，惟非執行董事並無指定任期除外。根據本公司細則，本公司董事(包括非執行董事)平均每三年輪值告退，而彼等之任期將於重選時再作審定。本公司認為此舉與最佳應用守則訂下之宗旨相同。

於聯交所網站刊登中期業績報告

本公司將於適當時候，在聯交所網站刊登本公司截至二零零三年九月三十日止六個月之中期業績公佈詳情，當中載有聯交所上市規則附錄16第45(1)段至45(3)段所規定之一切資料。

承董事會命
董事總經理
黃裕翔

香港，二零零三年十二月十七日